Thai Farmers Bank
Public Company Limited

Piengchai Pookakupt, Ph.D.
Executive Vice President

02060350

12g3-2(b) File No.82-4922

Ref No. CN. 423/2002

November 14, 2002

RECD S.E.C.
NOV 1 8 2002
1086

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
DEC 1 7 2002
THOMSON
FINANCIAL

dlw 12/11

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		The Bank	
	September 30, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht	September 30, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
ASSETS				
Cash	10,363,138,715.15	12,142,514,381.88	10,363,086,280.65	12,142,412,381.88
Interbank and money market items				
Domestic items				
Interest bearing	1,351,609,804.05	894,582,240.37	1,253,435,144.08	384,741,067.08
Non-interest bearing	7,239,024,112.58	3,294,828,518.77	7,241,508,480.42	3,295,628,283.39
Foreign items				
Interest bearing	120,943,391,583.45	160,119,894,180.23	120,943,391,583.45	160,119,894,180.23
Non-interest bearing	371,605,956.04	795,575,901.47	371,605,956.04	795,575,901.47
Total Interbank and Money Market Items - net	129,905,631,456.12	165,104,880,840.84	129,809,941,163.99	164,595,839,432.17
Securities purchased under resale agreements	10,794,000,000.00	3,700,000,000.00	10,794,000,000.00	3,700,000,000.00
Investments (Notes 3.4, 4.2 and 4.13)				
Current investments - net	60,577,027,880.55	28,348,351,515.23	60,257,179,821.40	28,348,351,515.23
Long-term investments - net	86,372,584,261.30	93,325,287,653.71	72,888,000,993.62	76,939,249,759.26
Investments in subsidiaries and associated companies - net	1,256,947,897.74	1,427,040,248.88	8,218,408,861.94	8,177,701,409.57
Total Investments - net	148,206,560,039.59	123,100,679,417.82	141,363,589,676.96	113,465,302,684.06
Loans and accrued interest receivables (Note 4.3)				
Loans (Notes 3.5, 3.7 and 4.4)	473,462,709,666.12	476,486,785,486.16	463,727,022,538.16	466,139,990,926.36
Accrued interest receivables	3,472,073,085.23	4,072,508,087.87	1,928,515,537.35	2,102,811,356.90
Total Loans and Accrued Interest Receivables	476,934,782,751.35	480,559,293,574.03	465,655,538,075.51	468,242,802,283.26
Less Allowance for doubtful accounts (Notes 3.6 and 4.5)	(51,157,568,150.10)	(51,325,609,745.87)	(28,539,927,109.45)	(25,000,767,287.90)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 4.6)	(2,778,673,169.19)	(3,781,442,526.14)	(2,656,104,780.97)	(3,699,383,728.95)
Less Normalized provisioning (Notes 3.8 and 4.7)	(600,000,000.00)	-	(600,000,000.00)	-
Total Loans and Accrued Interest Receivables - net	422,398,541,432.06	425,452,241,302.02	433,859,506,185.09	439,542,651,266.41
Properties foreclosed - net (Notes 3.9)	14,911,925,487.69	14,852,450,152.14	11,095,816,076.92	11,634,406,639.66
Customers' liability under acceptances	585,197,218.62	611,508,834.65	585,197,218.62	611,508,834.65
Premises and equipment - net (Notes 3.10)	22,539,614,129.50	22,773,350,414.02	21,954,524,385.19	22,173,325,797.06
Deferred tax assets (Notes 3.11 and 4.9)	14,531,198.70	15,146,312.33	-	-
Accrued income receivables	2,375,141,233.39	1,855,689,941.26	2,322,606,605.53	1,792,916,047.32
Forward exchange contract revaluation	505,687,176.29	1,893,942,551.54	505,687,176.29	1,893,942,551.54
Other assets - net (Note 3.16)	2,991,650,837.97	3,096,570,669.97	2,774,258,607.54	2,833,088,908.13
Total Assets	765,591,618,925.08	774,598,974,818.47	765,428,213,376.78	774,385,394,542.88

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		The Bank	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	648,349,079,837.48	660,609,489,513.55	648,703,783,801.87	660,923,281,920.61
Deposits in foreign currencies	2,284,007,830.02	3,922,242,010.82	2,284,007,830.02	3,922,242,010.82
Total Deposits	650,633,087,667.50	664,531,731,524.37	650,987,791,631.89	664,845,523,931.43
Interbank and money market items				
Domestic items				
Interest bearing	2,703,010,213.64	4,234,769,969.99	2,703,010,213.64	4,243,512,217.37
Non-interest bearing	1,473,328,966.83	1,373,841,745.94	1,473,328,966.83	1,373,841,745.94
Foreign items				
Interest bearing	991,833,357.87	8,034,680,034.75	991,833,357.87	8,034,680,034.75
Non-interest bearing	182,924,762.82	179,307,683.26	182,924,762.82	179,307,683.26
Total Interbank and Money Market Items	5,351,097,301.16	13,822,599,433.94	5,351,097,301.16	13,831,341,681.32
Liability payable on demand	2,390,616,604.21	3,455,518,602.37	2,390,616,604.21	3,455,518,602.37
Borrowings				
Long-term borrowings	48,579,537,128.29	48,747,607,946.39	48,579,537,128.29	48,747,607,946.39
Total Borrowings	48,579,537,128.29	48,747,607,946.39	48,579,537,128.29	48,747,607,946.39
Bank's liability under acceptances	585,197,218.62	611,508,834.65	585,197,218.62	611,508,834.65
Deferred tax liabilities (Notes 3.11 and 4.9)	3,836,609,513.41	3,738,463,537.34	3,836,609,513.41	3,738,463,537.34
Forward exchange contract revaluation	4,649,993,911.45	351,274,404.98	4,649,993,911.45	351,274,404.98
Accrued interest payables	4,015,315,098.98	3,685,151,716.33	4,015,315,098.98	3,685,151,716.33
Other liabilities	11,444,596,450.61	8,214,886,716.06	11,292,164,109.27	8,047,460,752.80
Total Liabilities	731,486,050,894.23	747,158,742,716.43	731,688,322,517.28	747,313,851,407.61

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		The Bank	
	September 30, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht	September 30, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
Shareholders' equity				
Share capital				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00
Warrants and premium on warrants (Note 4.10)	-	2,520,432,919.21	-	2,520,432,919.21
Premium on expired warrants (Note 4.10)	5,520,432,199.21	2,999,999,280.00	5,520,432,199.21	2,999,999,280.00
Premium on share capital				
Premium on preferred shares	27,367,250.00	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49
Appraisal surplus (Notes 3.10)	6,397,355,568.65	6,515,961,788.31	6,397,355,568.65	6,515,961,788.31
Revaluation surplus (deficit) on investments (Notes 3.4 and 4.2)	2,412,130,668.31	1,524,876,722.23	2,412,130,668.31	1,524,876,722.23
Retained earnings (deficit)				
Appropriated				
Legal reserve	800,000,000.00	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(81,101,781,187.16)	(87,001,481,184.97)	(81,101,781,187.16)	(87,001,481,184.97)
	33,739,890,859.50	27,071,543,135.27	33,739,890,859.50	27,071,543,135.27
Minority interests	365,677,171.35	368,688,966.77	-	-
Total Shareholders' Equity	34,105,568,030.85	27,440,232,102.04	33,739,890,859.50	27,071,543,135.27
Total Liabilities and Shareholders' Equity	765,591,618,925.08	774,598,974,818.47	765,428,213,376.78	774,385,394,542.88
Off-balance sheet items - contingencies (Note 4.14)				
Aval to bills and guarantees of loans	6,464,613,608.17	9,088,207,059.49	6,464,613,608.17	9,088,207,059.49
Liability under unmatured import bills	3,080,680,101.92	2,780,944,889.20	3,080,680,101.92	2,780,944,889.20
Letters of credit	8,567,506,499.63	6,529,421,619.69	8,567,506,499.63	6,529,421,619.69
Other contingencies	401,115,865,439.99	367,471,433,655.06	401,115,865,439.99	367,471,433,655.06

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited)

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	6,601,644,022.66	7,202,670,485.93	6,300,890,422.25	6,977,702,676.43
Interbank and money market items	915,631,373.44	1,375,016,069.80	915,243,639.09	1,372,837,235.28
Investments	1,770,322,643.42	1,297,555,000.03	1,155,591,176.42	1,059,408,104.51
Total Interest and Dividend Income	9,287,598,039.52	9,875,241,555.76	8,371,725,237.76	9,409,948,016.22
Interest expense (Note 3.3)				
Deposits	2,963,511,249.40	3,495,672,834.84	2,963,511,249.40	3,495,672,834.84
Interbank and money market items	63,296,869.89	261,375,931.59	63,296,869.89	261,375,931.59
Short-term borrowings	-	186,678,082.19	-	186,678,082.19
Long-term borrowings	1,303,935,413.51	1,308,405,044.27	1,303,935,413.51	1,308,405,044.27
Total Interest Expense	4,330,743,532.80	5,252,131,892.89	4,330,743,532.80	5,252,131,892.89
Net income from interest and dividend	4,956,854,506.72	4,623,109,662.87	4,040,981,704.96	4,157,816,123.33
Bad debt and doubtful accounts (reversal) (Notes 3.6)	(609,002,277.70)	1,470,419,681.42	(722,482,305.95)	1,512,577,450.95
Loss on debt restructuring (reversal) (Notes 3.7)	896,212,820.79	(6,136,643.29)	722,482,305.95	(222,577,450.95)
Normalized provisions (Notes 3.8 and 4.7)	200,000,000.00	-	200,000,000.00	-
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	4,469,643,963.63	3,158,826,624.74	3,840,981,704.96	2,867,816,123.33
Non-interest income				
Gain (loss) on investments (Notes 3.4 and 4.2)	(345,508,676.74)	(200,584,254.96)	245,641,744.58	34,274,272.01
Share of profit (loss) from investments on equity method (Note 3.4)	10,359,843.06	(32,564,481.28)	(129,663,093.61)	(437,768,631.49)
Fees and service income				
Acceptances, aval and guarantees	161,528,090.38	192,868,753.83	161,528,090.38	192,868,753.83
Others	1,421,798,352.79	1,104,801,558.40	1,320,049,663.97	1,239,387,883.58
Gain on exchanges (Note 3.12)	202,994,631.23	376,092,203.50	202,994,631.23	376,092,203.50
Other income	170,005,571.16	151,518,500.49	136,327,395.29	144,082,584.31
Total Non-interest Income	1,621,177,811.88	1,592,132,279.98	1,936,878,431.84	1,548,937,065.74
Non-interest expenses				
Personnel expenses	1,313,424,751.32	1,351,522,448.29	1,276,120,287.41	1,325,033,495.22
Premises and equipment expenses (Notes 3.10)	806,866,535.14	875,498,152.92	789,153,473.54	858,591,837.39
Taxes and duties	372,536,805.08	337,686,550.25	360,059,946.40	325,022,855.81
Fees and service expenses	504,047,391.55	558,598,340.00	335,307,036.46	355,202,502.93
Directors' remuneration	13,154,158.13	10,686,749.67	11,829,158.13	6,942,749.68
Loss on impairment of properties foreclosed (Note 3.9)	29,177,445.96	15,912,631.84	71,637,822.23	104,406,388.02
Contributions to Financial Institutions Development Fund	689,805,985.95	675,701,243.19	689,805,985.95	675,701,243.19
Other expenses	501,990,129.37	581,663,389.35	397,195,058.64	431,793,980.72
Total Non-interest Expenses	4,231,003,202.50	4,407,269,505.51	3,931,108,768.76	4,082,695,052.96
Income before income tax	1,859,818,573.01	343,689,399.21	1,846,751,368.04	334,058,136.11
Income tax expense (Notes 3.11 and 4.12)	(26,471,505.48)	219,939,454.02	(34,352,072.19)	210,537,390.33
Net income before minority interests	1,886,290,078.49	123,749,945.19	1,881,103,440.23	123,520,745.78
Minority interests in net income	(5,186,638.26)	(229,199.41)	-	-
Net income	1,881,103,440.23	123,520,745.78	1,881,103,440.23	123,520,745.78
Basic earnings per share (Note 3.17)	0.80	0.05	0.80	0.05
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00

Pol.Gen. Pow Sarasin

Banthoon Lamsam

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited)

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	19,407,466,837.66	21,550,165,857.87	18,758,419,745.24	21,338,419,065.07
Interbank and money market items	2,923,284,014.86	3,983,626,022.25	2,921,216,804.54	3,978,137,893.58
Investments	4,839,067,340.70	4,160,345,327.43	3,588,003,130.73	3,483,322,780.50
Total Interest and Dividend Income	27,169,818,193.22	29,694,137,207.55	25,267,639,680.51	28,799,879,739.15
Interest expense (Note 3.3)				
Deposits	9,225,696,904.01	11,089,143,855.40	9,225,696,904.01	11,089,143,855.40
Interbank and money market items	256,945,440.77	821,905,847.08	256,945,440.77	821,905,847.08
Short-term borrowings	-	553,946,917.68	-	553,946,917.68
Long-term borrowings	3,860,164,923.09	3,891,212,876.04	3,860,164,923.09	3,891,212,876.04
Total Interest Expense	13,342,807,267.87	16,356,209,496.20	13,342,807,267.87	16,356,209,496.20
Net income from interest and dividend	13,827,010,925.35	13,337,927,711.35	11,924,832,412.64	12,443,670,242.95
Bad debt and doubtful accounts (reversal) (Notes 3.6)	(1,526,695,350.44)	(48,593,681.65)	(1,598,393,458.90)	(356,994,728.87)
Loss on debt restructuring (Notes 3.7)	2,158,510,903.91	1,994,037,205.43	1,598,393,458.90	1,646,994,728.87
Normalized provisions (Notes 3.8 and 4.7)	600,000,000.00	-	600,000,000.00	-
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	12,595,195,371.88	11,392,484,187.57	11,324,832,412.64	11,153,670,242.95
Non-interest income				
Gain on investments (Notes 3.4 and 4.2)	625,509,463.39	871,229,342.68	960,211,076.88	1,205,769,259.65
Share of profit (loss) from investments on equity method (Note 3.4)	31,963,753.01	(2,049,587.21)	302,092,371.56	(1,161,207,650.70)
Fees and service income				
Acceptances, aval and guarantees	452,481,526.90	665,521,158.59	452,481,526.90	665,521,158.59
Others	4,281,955,527.65	3,970,345,909.35	3,929,228,014.81	3,917,729,761.81
Gain on exchanges (Note 3.12)	764,219,335.45	1,000,460,376.86	764,219,335.45	1,000,460,376.86
Other income	474,797,774.23	445,405,464.02	424,659,742.78	434,972,164.50
Total Non-interest Income	6,630,927,380.63	6,950,912,664.29	6,832,892,068.38	6,063,245,070.71
Non-interest expenses				
Personnel expenses	3,952,592,942.44	5,881,163,280.83	3,838,677,164.92	5,799,846,918.39
Premises and equipment expenses (Notes 3.10)	2,602,489,594.89	2,604,104,530.90	2,549,218,985.12	2,548,208,333.24
Taxes and duties	1,250,060,869.80	1,039,716,926.76	1,216,342,222.19	1,003,608,890.07
Fees and service expenses	1,526,724,750.43	1,571,213,942.82	1,027,707,915.96	1,046,453,957.81
Directors' remuneration	35,539,303.85	25,263,317.27	30,551,803.85	20,213,792.68
Loss on impairment of properties foreclosed (Note 3.9)	204,960,657.51	2,879,069,868.31	165,766,880.37	2,770,205,886.01
Contributions to Financial Institutions Development Fund	2,042,611,116.93	1,991,550,130.15	2,042,611,116.93	1,991,550,130.15
Other expenses	1,917,387,293.15	1,737,032,256.63	1,643,994,750.35	1,465,555,402.91
Total Non-interest Expenses	13,532,366,529.00	17,729,114,253.67	12,514,870,839.69	16,645,643,311.26
Income before income tax	5,693,756,223.51	614,282,598.19	5,642,853,641.33	571,272,002.40
Income tax expense (Notes 3.11 and 4.12)	(47,869,096.35)	313,090,934.85	(80,397,726.90)	278,324,222.05
Net income before minority interests	5,741,625,319.86	301,191,663.34	5,723,251,368.23	292,947,780.35
Minority interests in net income	(18,373,951.63)	(8,243,882.99)	-	-
Net income	5,723,251,368.23	292,947,780.35	5,723,251,368.23	292,947,780.35
Basic earnings per share (Note 3.17)	2.43	0.12	2.43	0.12
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00	2,352,547,372.00

Pol.Gen. Pow Sarasin

Banthoon Lamsam

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited)

	Consolidated							
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
	Baht	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as at December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	240,267,304.29	25,820,028,695.47
Appraisal surplus	-	-	-	(86,381,413.64)	-	123,402,019.50	-	37,020,605.86
Revaluation surplus (deficit) on investments	-	-	-	-	(1,024,741,405.08)	-	-	(1,024,741,405.08)
Net gain (loss) not recognised in the statement of income	-	-	-	(86,381,413.64)	(1,024,741,405.08)	123,402,019.50	-	(987,720,799.22)
Net income	-	-	-	-	-	292,947,780.35	-	292,947,780.35
Minority interests	-	-	-	-	-	-	126,985,539.51	126,985,539.51
Ending balance as at September 30, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,544,086,636.78	65,877,949.90	(60,281,862,024.07)	367,252,843.80	25,252,241,216.11
Beginning balance as at December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	368,688,966.77	27,440,232,102.04
Appraisal surplus	-	-	-	(118,606,219.66)	-	176,448,629.58	-	57,842,409.92
Revaluation surplus (deficit) on investments	-	-	-	-	887,253,946.08	-	-	887,253,946.08
Net gain (loss) not recognised in the statement of income	-	-	-	(118,606,219.66)	887,253,946.08	176,448,629.58	-	945,096,356.00
Net income	-	-	-	-	-	5,723,251,368.23	-	5,723,251,368.23
Minority interests	-	-	-	-	-	-	(3,011,795.42)	(3,011,795.42)
Ending balance as at September 30, 2002	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,397,355,568.65	2,412,130,668.31	(53,626,481,187.16)	365,677,171.35	34,105,568,030.85

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited)

	The Bank						
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Total
	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as at December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,823.92)	25,579,761,391.18
Appraisal surplus	-	-	-	(86,381,413.64)	-	123,402,019.50	37,020,605.86
Revaluation surplus (deficit) on investments	-	-	-	-	(1,024,741,405.08)	-	(1,024,741,405.08)
Net gain (loss) not recognised in the statement of income	-	-	-	(86,381,413.64)	(1,024,741,405.08)	123,402,019.50	(987,720,799.22)
Net income	-	-	-	-	-	292,947,780.35	292,947,780.35
Ending balance as at September 30, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,544,086,636.78	65,877,949.90	(60,281,862,024.07)	24,884,988,372.31
Beginning balance as at December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	27,071,543,135.27
Appraisal surplus	-	-	-	(118,606,219.66)	-	176,448,629.58	57,842,409.92
Revaluation surplus (deficit) on investments	-	-	-	-	887,253,946.08	-	887,253,946.08
Net gain (loss) not recognised in the statement of income	-	-	-	(118,606,219.66)	887,253,946.08	176,448,629.58	945,096,356.00
Net income	-	-	-	-	-	5,723,251,368.23	5,723,251,368.23
Ending balance as at September 30, 2002	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,397,355,568.65	2,412,130,668.31	(53,626,481,187.16)	33,739,890,859.50

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited)

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	5,723,251,368.23	292,947,780.35	5,723,251,368.23	292,947,780.35
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,256,214,702.15	1,253,881,448.21	1,231,769,633.36	1,229,643,403.74
Bad debt and doubtful accounts (reversal)	(1,526,695,350.44)	(48,593,681.65)	(1,598,393,458.90)	(356,994,728.87)
Loss on debt restructuring	2,158,510,903.91	1,994,037,205.43	1,598,393,458.90	1,646,994,728.87
Normalized provisions	600,000,000.00	-	600,000,000.00	-
Interest income from amortization of revaluation allowance for debt restructuring	(461,413,064.23)	(890,639,350.58)	(317,744,562.62)	(856,741,527.30)
Interest income from amortization of revaluation allowance for investments in receivables	(90,351,985.09)	(10,991,983.59)	-	-
Loss on revaluation of investments	11,390,025.06	63,873,711.47	11,390,025.06	63,873,711.47
Loss (reversal) on impairment of investments	738,161,710.98	(41,828,037.33)	(271,847,616.22)	(379,332,288.80)
Amortization of excess of fair value of assets acquired over cost of investment in subsidiary	(9,402,744.80)	(9,402,744.80)	-	-
Gain on disposal of securities for investments	(1,329,151,108.38)	(898,091,161.77)	(653,843,394.65)	(895,126,827.27)
Amortization of premium and discount on debt instruments	637,127,878.36	(159,101,733.04)	635,927,766.86	(159,101,733.04)
Loss on impairment of properties foreclosed	204,960,657.51	2,879,069,868.31	165,766,880.37	2,770,205,886.01
Loss on impairment of other assets	167,887,537.70	130,249,325.79	37,096,349.22	65,095,086.32
Gain on disposal of premises and equipment	(4,016,406.92)	(10,570,344.05)	(3,991,461.79)	(10,570,111.33)
Reversal on allowance for impairment of premises and equipment	(4,768,682.92)	(3,157,751.33)	(2,769,221.72)	(1,249,290.14)
Share of (profit) loss from investments on equity method	(31,963,753.01)	2,049,587.21	(302,092,371.56)	1,161,207,650.70
Dividend income from subsidiaries and associated companies	68,463,246.36	193,529,989.08	131,882,136.47	224,560,638.68
Deferred income tax expense	(79,782,613.27)	274,312,061.32	(80,397,726.90)	278,324,222.05
Amortization of discount on debentures	3,225,688.51	3,350,194.19	3,225,688.51	3,350,194.19
Decrease(increase) in accrued interest receivables	600,435,002.64	(95,163,039.13)	174,295,819.55	(112,626,730.50)
Increase in other accrued income	(519,451,292.13)	(274,457,423.87)	(529,690,558.21)	(274,457,423.87)
Increase in accrued interest payables	330,163,382.65	725,017,604.06	330,163,382.65	725,017,604.06
Increase in other accrued expenses	674,286,118.14	1,853,732,806.50	667,914,949.44	1,825,768,347.42
Increase in other reserves	590,000,000.00	502,439,655.00	590,000,000.00	502,439,655.00
Minority interests in net income	18,373,951.63	8,243,882.99	-	-
Net income from operations before changes in operating assets and liabilities	9,725,455,172.64	7,734,737,868.77	8,140,307,086.05	7,743,228,247.74
(Increase) decrease in operating assets				
Interbank and money market items (assets)	35,199,249,384.72	(15,089,152,858.84)	34,785,898,268.18	(14,596,088,332.19)
Securities purchased under resale agreements	(7,094,000,000.00)	(5,600,000,000.00)	(7,094,000,000.00)	(5,600,000,000.00)
Investment for trading	(6,392,316,104.51)	(1,787,491,513.08)	(6,392,316,104.51)	(1,787,491,513.08)
Loans	(257,296,849.28)	7,844,912,823.22	3,705,000,627.69	9,538,346,533.08
Properties foreclosed	1,800,324,495.96	2,073,172,276.23	1,325,422,820.39	476,553,773.15
Other assets	1,277,097,582.56	(3,174,261,820.25)	1,348,406,656.03	(2,850,785,453.58)

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited)

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Increase (decrease) in operating liabilities				
Deposits	(13,898,643,856.87)	13,966,171,426.88	(13,857,732,299.54)	13,935,196,864.88
Interbank and money market items (liabilities)	(8,471,502,132.78)	2,028,003,525.52	(8,480,244,380.16)	1,445,839,554.36
Liabilities payable on demand	(1,064,901,998.16)	44,978,450.46	(1,064,901,998.16)	44,978,450.46
Securities sold under repurchase agreements	-	(10,000,000.00)	-	(10,000,000.00)
Other liabilities	6,086,732,679.41	(4,214,484,616.27)	6,108,641,545.00	(4,193,835,608.03)
Net Cash Provided by Operating Activities	16,910,198,373.69	3,816,585,562.64	18,524,482,220.97	4,145,942,516.79
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	45,239,748,947.74	26,422,910,924.89	45,200,049,287.86	26,406,818,422.89
Proceeds from redemption of held to maturity debt instruments	14,014,431,341.84	16,052,336,278.92	13,584,431,341.84	16,052,336,278.92
Proceeds from disposal of general investments	2,341,732,526.70	425,838,480.95	292,144,136.03	511,614,018.25
Purchase of available for sale investments	(62,110,637,985.25)	(34,369,540,944.10)	(62,110,637,985.30)	(34,342,330,700.56)
Purchase of held to maturity debt instruments	(16,856,749,152.31)	(13,153,753,018.38)	(15,984,458,656.90)	(13,153,753,018.38)
Purchase of general investments	(113,625,985.83)	(15,850,020.00)	(113,625,985.81)	(375,063,923.99)
Proceeds from disposal of premises and equipment	16,787,398.69	31,878,620.20	16,260,351.42	31,732,473.56
Purchase of premises and equipment	(1,195,885,546.14)	(1,123,649,856.33)	(1,187,970,811.34)	(1,105,185,289.95)
Net Cash Used in Investing Activities	(18,664,198,454.56)	(5,729,829,533.85)	(20,303,808,322.20)	(5,973,831,739.26)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issue of shares to minority interests	-	97,772,502.04	-	-
Dividend paid to minority interests	(25,375,585.86)	(12,416,188.80)	-	-
Net Cash (Used in) Provided by Financing Activities	(25,375,585.86)	85,356,313.24	-	-
Net decrease in cash and cash equivalent	(1,779,375,666.73)	(1,827,887,657.97)	(1,779,326,101.23)	(1,827,889,222.47)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4.1)	12,142,514,381.88	11,959,147,464.72	12,142,412,381.88	11,959,093,469.47
Cash and cash equivalents at end of the period (Notes 3.1 and 4.1)	10,363,138,715.15	10,131,259,806.75	10,363,086,280.65	10,131,204,247.00
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	13,012,643,885.22	15,631,191,892.14	13,012,643,885.22	15,631,191,892.14
Income tax	126,252,777.85	94,142,009.51	88,851,209.82	47,582,759.15

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(UNAUDITED)

1 GENERAL INFORMATION

Thai Farmers Bank Public Company Limited ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Thai Farmers Lane, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2002 and December 31, 2001, the Bank had a total staff of 10,277 and 10,472 persons, respectively.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION AND ECONOMIC ENVIRONMENT

2.1 The consolidated and the Bank only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand dated November 22, 1999, regarding the Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Result of Business Operations of Listed Companies, B.E. 2542, and in accordance with the Bank of Thailand's requirements and in compliance with the announcements of the Bank of Thailand dated May 10, 2001, prescribing the forms of balance sheet and the profit and loss accounts of commercial banks and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements. The audited financial statements for the year ended December 31, 2001, should therefore be read in conjunction with these interim financial statements.

As required by Thai law and regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English for the convenience of the reader.

2.2 The consolidated financial statements consist of Thai Farmers Bank Public Company Limited's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	September 30, 2002	December 31, 2001
Thonburi Asset Management Co., Ltd. ("Thonburi-AMC")	99.99	99.99
Chanthaburi Asset Management Co., Ltd. ("Chanthaburi-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Thai Farmers Asset Management Co., Ltd. ("TFAM")	71.42	71.42

Thonburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 24, 1999 and was approved by the Bank of Thailand on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from Thai Farmers Bank Public Company Limited.

Chanthaburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 30, 1999 and was approved by the Bank of Thailand on October 13, 1999, to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), Thai Farmers Bank Public Company Limited and Phatra Thanakit Public Company Limited, dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the result of profit or loss is thereafter to be shared between the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties foreclosed as well as the premises of Phatra Thanakit Public Company Limited, itself.

Thai Farmers Asset Management Company Limited is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main business is asset and fund management.

Significant intercompany transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of the overseas finance subsidiary, Thai Farmers International Finance Limited, which was closed in 2001. The consolidated financial statements also exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 4.2 to these financial statements.

The consolidated and the Bank-only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

2.3 The operations of the Bank and its subsidiaries may continue to be affected for the foreseeable future by the economic conditions in Thailand and the Asia Pacific Region in general. The accompanying consolidated and the Bank-only financial statements reflect the management's current assessment of the impact of current economic conditions on the financial position of the Bank and its subsidiaries. However, actual impact may differ from the management estimates.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, the cash basis is then adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months from their due dates in compliance with the Bank of Thailand regulation.

The asset management subsidiaries recognize interest on investment in receivables by the effective interest yield method to calculate the net present value of expected future cash collections from the debtor in conformity with the notification of the Accounting Guidelines for Transfers of Financial Assets by The Institute of Certified Accountants and Auditors of Thailand.

The other subsidiaries recognize income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense on deposits and borrowings is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at amortized cost, after deduction of allowance for impairment. Premiums and discounts are amortized by the straight-line method over the term of those debt instruments.

Investments in non-marketable equity securities which are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables, which represent investments in receivables of Chanthaburi Asset Management Company Limited are stated at cost, after deduction of allowance for impairment.

Investments in associated companies are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only accounts, investments in subsidiaries are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairments for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest bid prices at the Stock Exchange of Thailand as at the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments are stated at the fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as at the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on bid prices from the Thai Bond Dealing Center as at the end of the period if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Center adjusted by an appropriate risk premium is used.

3.5 Loans

Loans represent only principal amounts, except in cases of loans under overdraft agreements. Unearned discounts received in advance are presented as deductions to loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined based on the Bank of Thailand's regulations, the Bank's analysis of each loan and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the Bank of Thailand, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (see Note 4.3). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

Foreclosed assets acquired from troubled debt restructurings are recorded at the lower of fair value of the assets or total amount of debt. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections from those customers is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received from those customers and the outstanding balances of investment in loans is recorded in the revaluation allowance from debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt restructuring contracts.

3.8 Normalized Provisioning

The Bank has set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set normalized provisions to achieve a level of approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning will be gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 until achieving the set target.

Normalized Provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are stated at the lower of cost or market value. The market value is estimated by using the latest appraisal value after deduction of estimated selling expenses and holding cost.

Loss on impairment is charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising on the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at the annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings in 2000 is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at the annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable on the taxable profit for a period.

Income tax recoverable in the future, resulting from temporary differences between the carrying amount of an asset or liability and its tax base value, is recorded as deferred tax assets only for the amount expected to be realized in the future.

All income tax payable in the future, resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax liabilities.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the Bank of Thailand on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

The difference between the forward rate and the spot rate on the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's exposure to financial risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in fair values of contracts are recognized in accordance with the accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gain or loss on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as the hedge will be recognized on a fair value basis throughout the corresponding hedging period.

Where gain or loss on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to provide an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act, B.E. 2530, and registered the Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's regulations, every employee is entitled to apply for membership, the employees contribute to the Fund at the rate of 3% of basic salary and the Bank contributes to the Fund at the rate of 3 - 4.5% upon termination of employment. The employees are entitled to the benefits upon termination of employment status except when terminated "without compensation".

3.16 Excess of Fair Value of Assets Acquired over the Cost of Investment in Subsidiary

An excess of fair value of assets acquired over the cost of investment in the subsidiary on the acquisition of TFAM in 1998, which is presented net of other assets in the consolidated financial statement, is recognized as income over a period of ten years.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at end of period.

The effect on diluted earnings per share that results from an assumed exercise of warrants and convertible preferred shares was anti-dilutive and is not presented, accordingly.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION

4.1 Supplementary Information Related to Cash Flows

4.1.1 Non-cash items are as follows

The Bank and subsidiaries have provided for revaluation surplus (deficit) on investments presented as a deduction in shareholders' equity for the nine-month periods ended September 30, as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2002	2001
Revaluation surplus (deficit) on investments	887.3	(1,024.7)

For the nine-month periods ended September 30, 2002 and 2001, the Bank recorded the realized portion of appraised surplus on building depreciation and retirement of assets amounting to Baht 176.4 Million and Baht 123.4 million, respectively by transferring these entries directly to retained earnings.

For the nine-month periods ended September 30, 2002 and 2001, the Bank and its subsidiaries received properties foreclosed transferred from debt settlement amounting to Baht 1,828.0 million and Baht 3,069.0 Million, respectively on a consolidated basis and Baht 718.5 Million and Baht 1,916.0 Million, respectively for the Bank only.

For the nine-month period ended September 30, 2002, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and has the right to receive non-transferable notes from TAMC, which was included in investments in held-to-maturity debt instruments amounting to Baht 793.9 million. (See Note 4.2)

4.2 Investments

Investments consist of:

(Million Baht)

	Consolidated			
	September 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,808.6	8,812.0	2,512.7	2,528.6
1.1.2 Private enterprises debt instruments	72.0	73.8	-	-
Total	8,880.6	8,885.8	2,512.7	2,528.6
Add Allowance for revaluation	5.2	-	15.9	-
Total	8,885.8	8,885.8	2,528.6	2,528.6
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	26,458.3	27,819.0	7,008.7	7,103.6
1.2.2 Private enterprises debt instruments	2,626.5	2,638.2	147.1	149.6
1.2.3 Foreign debt instruments	3,100.0	3,195.4	3,265.9	3,292.3
1.2.4 Marketable equity securities - domestic	1,017.3	930.7	840.4	1,369.8
1.2.5 Others	357.2	214.4	69.3	69.0
Total	33,559.3	34,797.7	11,331.4	11,984.3
Add Allowance for revaluation	1,734.3	-	785.1	-
Less Allowance for impairment	(495.9)	-	(132.2)	-
Total	34,797.7	34,797.7	11,984.3	11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,364.6	5,458.3	5,429.6	5,606.8
1.3.2 Foreign debt instruments	11,528.9	11,478.4	8,411.5	8,480.9
Total	16,893.5	16,936.7	13,841.1	14,087.7
Less Allowance for impairment	-	-	(5.6)	-
Total	16,893.5	16,936.7	13,835.5	14,087.7
Total Current Investments - net	60,577.0	60,620.2	28,348.4	28,600.6

(Million Baht)

	Consolidated			
	September 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2. 1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	28,949.4	29,705.2	31,421.9	32,753.9
2.1.2 Private enterprises debt instruments	2,116.1	2,196.1	3,558.5	3,594.2
2.1.3 Foreign debt instruments	8,986.2	9,453.8	8,727.2	8,787.8
2.1.4 Marketable equity securities - domestic	918.7	1,070.4	1,959.4	1,679.4
2.1.5 Others	-	-	623.0	329.0
Total	40,970.4	42,425.5	46,290.0	47,144.3
Add Allowance for revaluation	1,740.3	-	1,574.7	-
Less Allowance for impairment	(285.2)	-	(720.4)	-
Total	42,425.5	42,425.5	47,144.3	47,144.3
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,822.5	24,797.3	26,243.5	27,121.7
2.2.2 Private enterprises debt instruments	1,604.7	366.5	1,642.0	336.8
2.2.3 Foreign debt instruments	5,351.9	5,331.1	2,230.6	2,193.8
Total	30,779.1	30,494.9	30,116.1	29,652.3
Less Allowance for impairment	(1,310.7)	-	(1,410.0)	-
Total	29,468.4	30,494.9	28,706.1	29,652.3
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,626.7	1,251.6	2,638.2	1,253.8
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	419.0	96.0
2.3.3 Investments in receivables	15,545.2	13,131.1	18,312.2	16,125.1
Total	18,590.9	14,478.7	21,369.4	17,474.9
Less Allowance for impairment	(4,112.2)	-	(3,894.5)	-
Total	14,478.7	14,478.7	17,474.9	17,474.9
Total Long-term Investments - net	86,372.6	87,399.1	93,325.3	94,271.5

(Million Baht)

	The Bank			
	September 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,808.6	8,812.0	2,512.7	2,528.6
1.1.2 Private enterprises debt instruments	72.0	73.8	-	-
Total	8,880.6	8,885.8	2,512.7	2,528.6
Add Allowance for revaluation	5.2	-	15.9	-
Total	8,885.8	8,885.8	2,528.6	2,528.6
1.2 Available-for-sale Investments				
1.2.1 Government and state enterprises securities	26,458.3	27,819.0	7,008.7	7,103.6
1.2.2 Private enterprises debt instruments	2,626.5	2,638.2	147.1	149.6
1.2.3 Foreign debt instruments	3,100.0	3,195.4	3,265.9	3,292.3
1.2.4 Marketable equity securities - domestic	1,017.3	930.7	840.4	1,369.8
1.2.5 Others	357.2	214.4	69.3	69.0
Total	33,559.3	34,797.7	11,331.4	11,984.3
Add Allowance for revaluation	1,734.3	-	785.1	-
Less Allowance for impairment	(495.9)	-	(132.2)	-
Total	34,797.7	34,797.7	11,984.3	11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,044.8	5,138.6	5,429.6	5,606.8
1.3.2 Foreign debt instruments	11,528.9	11,478.4	8,411.5	8,480.9
Total	16,573.7	16,617.0	13,841.1	14,087.7
Less Allowance for impairment	-	-	(5.6)	-
Total	16,573.7	16,617.0	13,835.5	14,087.7
Total Current Investments – net	60,257.2	60,300.5	28,348.4	28,600.6

(Million Baht)

	The Bank			
	September 30, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2. 1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	28,949.4	29,705.2	31,421.9	32,753.9
2.1.2 Private enterprises debt instruments	2,116.1	2,196.1	3,558.5	3,594.2
2.1.3 Foreign debt instruments	8,986.2	9,453.8	8,727.2	8,787.8
2.1.4 Marketable equity securities - domestic	909.2	1,063.8	1,918.6	1,643.4
2.1.5 Others	-	-	622.6	328.6
Total	40,960.9	42,418.9	46,248.8	47,107.9
Add Allowance for revaluation	1,743.2	-	1,579.5	-
Less Allowance for impairment	(285.2)	-	(720.4)	-
Total	42,418.9	42,418.9	47,107.9	47,107.9
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,632.9	24,603.5	26,175.2	27,053.3
2.2.2 Private enterprises debt instruments	1,489.0	366.5	1,526.3	336.8
2.2.3 Foreign debt instruments	5,351.9	5,331.1	2,230.6	2,193.8
Total	30,473.8	30,301.1	29,932.1	29,583.9
Less Allowance for impairment	(1,195.0)	-	(1,294.3)	-
Total	29,278.8	30,301.1	28,637.8	29,583.9
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,365.7	1,094.3	2,377.3	1,097.5
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	419.0	96.0
Total	2,784.7	1,190.3	2,796.3	1,193.5
Less Allowance for impairment	(1,594.4)	-	(1,602.8)	-
Total	1,190.3	1,190.3	1,193.5	1,193.5
Total Long-term Investments - net	72,888.0	73,910.3	76,939.2	77,885.3

As at September 30, 2002 and December 31, 2001 investments in held-to-maturity debt instruments, which are government and state enterprises securities, include the right to receive promissory notes from TAMC of Baht 10,140.6 million and Baht 9,337.5 million, respectively.

Gain (loss) on investments presented in the statement of income consist of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended September 30,		For the Three-Month Periods Ended September 30,	
	2002	2001	2002	2001
Gain on disposal of investments				
Held for trading investments	92.0	19.9	92.0	19.9
Available-for-sale investments	376.4	99.8	376.4	96.2
General investments	1.8	-	1.8	-
Investments in receivables	-	19.5	-	19.5
Total	470.2	139.2	470.2	135.6
Loss on disposal of investments				
Held for trading investments	(1.0)	(110.0)	(1.0)	(110.0)
Available-for-sale investments	(264.1)	(29.8)	(264.1)	(29.2)
Held-to-maturity debt instruments	(45.5)	-	(45.5)	-
General investments	(60.2)	-	(60.2)	-
Total	(370.8)	(139.8)	(370.8)	(139.2)
Gain (loss) from revaluation	(7.9)	110.0	(7.9)	110.0
(Loss) reversal on impairment	(437.0)	(310.0)	154.2	(72.2)
Total Gain (Loss) on Investments	(345.5)	(200.6)	245.7	34.2

(Million Baht)

	Consolidated For the Nine-Month Periods Ended September 30, 2002	Consolidated 2001	The Bank For the Nine-Month Periods Ended September 30, 2002	The Bank 2001
Gain on disposal of investments				
Held for trading investments	167.8	214.9	167.8	214.9
Available-for-sale investments	1,380.8	840.8	1,372.6	837.2
Held-to-maturity debt instruments	-	73.1	-	73.1
General investments	1.8	69.8	1.8	69.8
Investments in receivables	667.1	-	-	-
Total	2,217.5	1,198.6	1,542.2	1,195.0
Loss on disposal of investments				
Held for trading investments	(121.8)	(219.8)	(121.8)	(219.8)
Available-for-sale investments	(556.4)	(68.8)	(556.4)	(68.2)
Held-to-maturity debt instruments	(45.5)	(0.1)	(45.5)	(0.1)
General investments	(118.7)	(16.6)	(118.7)	(16.6)
Total	(842.4)	(305.3)	(842.4)	(304.7)
Loss from revaluation	(11.4)	(63.9)	(11.4)	(63.9)
(Loss) reversal on impairment	(738.2)	41.8	271.8	379.3
Total Gain on Investments	625.5	871.2	960.2	1,205.7

Revaluation surpluses (deficits) on investments consist of:

(Million Baht)

	Consolidated September 30, 2002	Consolidated December 31, 2001	The Bank September 30, 2002	The Bank December 31, 2001
Revaluation surplus (deficit) on investments				
Debt instruments	2,783.7	1,562.7	2,783.7	1,562.7
Equity securities	688.8	797.1	691.7	801.9
Share of revaluation surplus in subsidiaries and associated companies on the equity method	0.2	(3.8)	(2.7)	(8.6)
Less Deferred tax liabilities	(1,060.6)	(831.1)	(1,060.6)	(831.1)
Total	2,412.1	1,524.9	2,412.1	1,524.9

Unrealized gains and losses from changes in value of investments consist of:

(Million Baht)

	Consolidated			
	September 30, 2002		December 31, 2001	
	Unrealized Gain from Changes in Value of Investments	Unrealized Loss from Changes in Value of Investments (Including Loss on Impairment)	Unrealized Gain from Changes in Value of Investments	Unrealized Loss from Changes in Value of Investments (Including Loss on Impairment)
Trading Investments				
Government and state enterprises securities	4.3	(0.9)	15.9	-
Private enterprises debt instruments	1.8	-	-	-
Total	6.1	(0.9)	15.9	-
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	2,117.4	(0.9)	1,429.4	(2.5)
1.2 Private enterprises debt instruments	96.1	(4.4)	48.5	(10.3)
1.3 Foreign debt instruments	604.3	(41.3)	174.7	(87.6)
2. Equity securities				
2.1 Marketable equity securities-domestic	706.0	(640.9)	1,143.0	(893.6)
2.2 Others	13.4	(156.2)	2.0	(296.4)
Total	3,537.2	(843.7)	2,797.6	(1,290.4)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,237.4)	-	(1,305.5)
Foreign debt instruments	-	(73.3)	-	(110.1)
Total	-	(1,310.7)	-	(1,415.6)

(Million Baht)

	The Bank			
	September 30, 2002		December 31, 2001	
	Unrealized Gain from Changes in Value of Investments	Unrealized Loss from Changes in Value of Investments (Including Loss on Impairment)	Unrealized Gain from Changes in Value of Investments	Unrealized Loss from Changes in Value of Investments (Including Loss on Impairment)
Trading investments				
Government and state enterprises securities	4.3	(0.9)	15.9	-
Private enterprises debt instruments	1.8	-	-	-
Total	6.1	(0.9)	15.9	-
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	2,117.4	(0.9)	1,429.4	(2.5)
1.2 Private enterprises debt instruments	96.1	(4.4)	48.5	(10.3)
1.3 Foreign debt instruments	604.3	(41.3)	174.7	(87.6)
2. Equity securities				
2.1 Marketable equity securities-domestic	703.8	(635.8)	1,135.8	(881.6)
2.2 Others	13.4	(156.2)	2.0	(296.4)
Total	3,535.0	(838.6)	2,790.4	(1,278.4)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,121.7)	-	(1,189.8)
Foreign debt instruments	-	(73.3)	-	(110.1)
Total	-	(1,195.0)	-	(1,299.9)

A maturity analysis for debt instruments are as follows:

(Million Baht)

	Consolidated							
	September 30, 2002				December 31, 2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	8,267.0	34,543.4	12,597.3	55,407.7	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprises debt Instruments	2,558.4	2,184.2	-	4,742.6	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	2,790.0	8,446.0	850.2	12,086.2	3,051.6	6,970.9	1,970.6	11,993.1
Total	13,615.4	45,173.6	13,447.5	72,236.5	9,775.3	32,445.2	11,908.8	54,129.3
Add Allowance for revaluation	95.1	1,672.0	1,018.7	2,785.8	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	(10.3)	(4.3)	-	(14.6)	-	(10.5)	-	(10.5)
Total	13,700.2	46,841.3	14,466.2	75,007.7	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	5,364.6	13,605.5	10,217.0	29,187.1	5,429.6	15,906.0	10,337.5	31,673.1
2.2 Private enterprises debt Instruments	-	21.7	1,583.0	1,604.7	651.1	5.9	985.0	1,642.0
2.3 Foreign debt instruments	11,528.9	5,351.9	-	16,880.8	8,411.5	2,219.5	11.1	10,642.1
Total	16,893.5	18,979.1	11,800.0	47,672.6	14,492.2	18,131.4	11,333.6	43,957.2
Less Allowance for impairment	-	(77.4)	(1,233.3)	(1,310.7)	(656.7)	(108.6)	(650.3)	(1,415.6)
Total	16,893.5	18,901.7	10,566.7	46,361.9	13,835.5	18,022.8	10,683.3	42,541.6
Total Debt Instruments	30,593.7	65,743.0	25,032.9	121,369.6	23,680.8	51,355.2	23,187.0	98,223.0

(Million Baht)

	The Bank							
	September 30, 2002				December 31, 2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	8,267.0	34,543.4	12,597.3	55,407.7	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprises debt instruments	2,558.4	2,184.2	-	4,742.6	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	2,790.0	8,446.0	850.2	12,086.2	3,051.6	6,970.9	1,970.6	11,993.1
Total	13,615.4	45,173.6	13,447.5	72,236.5	9,775.3	32,445.2	11,908.8	54,129.3
Add Allowance for revaluation	95.1	1,672.0	1,018.7	2,785.8	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	(10.3)	(4.3)	-	(14.6)	-	(10.5)	-	(10.5)
Total	13,700.2	46,841.3	14,466.2	75,007.7	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	5,044.8	13,492.3	10,140.6	28,677.7	5,429.6	15,837.7	10,337.5	31,604.8
2.2 Private enterprises debt instruments	-	21.7	1,467.3	1,489.0	651.1	5.9	869.3	1,526.3
2.3 Foreign debt instruments	11,528.9	5,351.9	-	16,880.8	8,411.5	2,219.5	11.1	10,642.1
Total	16,573.7	18,865.9	11,607.9	47,047.5	14,492.2	18,063.1	11,217.9	43,773.2
Less Allowance for impairment	-	(77.4)	(1,117.6)	(1,195.0)	(656.7)	(108.6)	(534.6)	(1,299.9)
Total	16,573.7	18,788.5	10,490.3	45,852.5	13,835.5	17,954.5	10,683.3	42,473.3
Total Debt Instruments	30,273.9	65,629.8	24,956.5	120,860.2	23,680.8	51,286.9	23,187.0	98,154.7

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which are under SET's delisted criteria and in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which are under SET's delisted criteria are as follows:

(Million Baht)

	Consolidated						
	September 30, 2002						
	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Listed companies which are under SET's delisted criteria and in default on debt instruments	17.9	56.8	672.4	17.7	-	15.7	(713.6)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which are under SET's delisted criteria	-	1,205.2	784.9	-	37.0	334.6	(1,618.4)
Total	17.9	1,262.0	1,587.8	17.7	37.0	350.3	(2,462.5)

(Million Baht)

Consolidated

December 31, 2001

	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Listed companies which are under SET's delisted criteria and in default on debt instruments	56.5	55.3	724.7	38.4	18.0	-	(780.1)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which are under SET's delisted criteria	-	1,330.0	784.9	-	89.5	334.6	(1,690.8)
Total	56.5	1,385.3	1,640.1	38.4	107.5	334.6	(2,601.4)

(Million Baht)

The Bank

September 30, 2002

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Listed companies which are under SET's delisted criteria and in default on debt instruments	56.8	672.4	-	15.7	(713.5)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which are under SET's delisted criteria	1,205.2	669.2	37.0	334.6	(1,502.8)
Total	1,262.0	1,472.1	37.0	350.3	(2,346.8)

(Million Baht)

	The Bank				
	December 31, 2001				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Listed companies which are under SET's delisted criteria and in default on debt instruments	41.6	724.7	2.7	-	(763.6)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which are under SET's delisted criteria	1,330.0	669.2	89.5	334.6	(1,575.1)
Total	1,371.6	1,524.4	92.2	334.6	(2,469.2)

The Bank has provided an allowance for impairment in value of these investments which is reflected in the statement of income.

Investments in debt instruments of closed financial institutions with a carrying value of Baht 137.5 million were exchanged for certificates of deposit with a face value of Baht 139.0 million issued by Krung Thai Bank Public Company Limited on behalf of the Financial Institutions Development Fund. The maturity of the certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91.0 million.

nents in ordinary share of subsidiaries and associated companies are as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
ıri Asset Management Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998.3	5,998.3	2,233.1	2,587.9
ıaburi Asset Management Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	4,999.9	4,999.9	2,647.6	2,111.5
armers Research er Co., Ltd.	Service	99.99%	99.99%	2.5	2.5	34.0	34.7	2.5	2.5	34.0	34.7
ss Land and Buildings Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700.0	1,700.0	1,454.4	1,446.7
Co., Ltd.	Service	99.99%	99.99%	21.3	21.3	43.8	35.1	21.3	21.3	43.8	35.1
ss Plus Co., Ltd.	Service	99.99%	99.99%	3.6	3.6	7.1	3.7	3.6	3.6	7.1	3.7
ss Facilities Management Ltd.	Service	99.98%	99.98%	5.0	5.0	9.2	7.6	5.0	5.0	9.2	7.6
ıs Services Co., Ltd.	Service	99.97%	99.97%	2.0	2.0	4.7	4.6	2.0	2.0	4.7	4.6
ıs Management Co., Ltd.	Service	99.93%	99.93%	6.0	6.0	9.4	8.4	6.0	6.0	9.4	8.4
ıs Storage Co., Ltd.	Service	99.92%	99.92%	3.0	0.2	2.6	0.2	3.0	0.2	2.6	0.2
s Appraisal Co., Ltd.	Service	99.84%	99.84%	5.0	5.0	43.6	34.2	5.0	5.0	43.6	34.2
rmers Asset ıgement Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683.3	683.3	626.3	604.6
s Software Co., Ltd.	Service	60.00%	60.00%	6.0	6.0	25.9	19.4	6.0	6.0	25.9	19.4

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
.dministration Services Ltd.	Service	51.00%	51.00%	51.0	38.6	56.2	29.2	51.0	38.6	56.2	29.2
l Lynch Phatra Securities Ltd.	Securities	49.00%	49.00%	1,935.5	2,149.9	1,483.1	1,775.0	1,935.5	2,149.9	1,483.1	1,775.0
ss Venture Promotion Ltd.	Venture Capital	-	32.50%	-	39.0	-	26.2	-	39.0	-	26.2
sing Center Co., Ltd.	Service	30.00%	30.00%	3.0	3.0	123.4	116.5	3.0	3.0	123.4	116.5
.ssociate Co., Ltd.	Manufacturing	28.23%	28.23%	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3
ss Information Co., Ltd.	Service	20.00%	20.00%	14.5	14.5	4.2	5.8	14.5	14.5	4.2	5.8
armers Heller Factoring Ltd.	Service	20.00%	20.00%	24.6	24.6	44.1	37.4	24.6	24.6	44.1	37.4
nd Hotel Co., Ltd.	Hotel	20.00%	20.00%	355.1	355.1	207.6	221.8	355.1	355.1	207.6	221.8
dustries Co., Ltd. wance for diminution lue has been fully ided)	Industry	20.00%	20.00%	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
otal				2,451.7	2,689.9	2,112.5	2,373.4	15,833.2	16,071.4	9,073.9	9,124.1
llowance for impairment				(1,442.8)	(1,463.1)	(855.5)	(946.4)	(4,394.6)	(4,415.0)	(855.5)	(946.4)
nents in subsidiaries and associated companies - net				1,008.9	1,226.8	1,257.0	1,427.0	11,438.6	11,656.4	8,218.4	8,177.7

The recording of investments in subsidiaries and associated companies by using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information, which has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Manufacturing and commerce	327.2	884.3	327.2	884.3
Property development and construction	423.9	674.7	423.9	674.7
Infrastructure and services	6.8	14.8	1.3	9.3
Others	751.8	922.5	751.8	922.5
Total	1,509.7	2,496.3	1,504.2	2,490.8

The financial position and results of operations of its subsidiaries in the consolidated financial statements set out below:

Thonburi Asset Management Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	September 30, 2002	December 31, 2001
ASSETS	(Reviewed)	(Audited)
Cash	5	5
Interbank and money market items	153,635	118,213
Investments - net	-	347
Investments in receivables - net	19,782,325	22,961,602
Properties foreclosed - net	381,764	168,819
Equipment - net	4,643	1,551
Other assets - net	20,681	42,457
Total Assets	20,343,053	23,292,994
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	17,980,000	20,600,000
Other liabilities	129,896	105,072
Shareholders' Equity	2,233,157	2,587,922
Total Liabilities and Shareholders' Equity	20,343,053	23,292,994

Thonburi Asset Management Company Limited

Condensed Statements of Income

(Reviewed)

(Amounts in Thousand Baht
Except Loss per Share)

	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Interest income	466,588	470,764	1,198,089	1,004,094
Interest expense	94,170	136,637	310,826	436,356
Net income from interest	372,418	334,127	887,263	567,738
Loss on impairment of investments in receivables (reversal)	113,480	(42,158)	71,698	308,401
Loss on debt restructuring of investments in receivables	173,730	216,440	560,117	347,042
Net income (expense) from interest after loss on impairment and loss on debt restructuring of investments in receivables	85,208	159,845	255,448	(87,705)
Non-interest income	39,589	16,444	85,528	27,845
Non-interest expense	231,359	259,540	695,718	605,184
Net loss	(106,562)	(83,251)	(354,742)	(665,044)
Loss per share (Baht)	(0.18)	(0.14)	(0.59)	(1.11)

Thonburi Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(354,742)	(665,044)
Add (less) Adjustments to reconcile net loss to net cash from operating activities		
Gain on disposal of investments in securities	(141)	-
Loss on impairment of investments in receivables	71,698	308,401
Loss on debt restructuring of investments in receivables	560,118	347,042
Interest income from amortization of revaluation allowance for debt restructuring	(143,669)	(33,898)
Loss on impairment of properties foreclosed	32,796	7,671
Depreciation	416	258
Amortization of deferred charges	23,767	23,767
Loss on impairment of other assets	135,058	49,346
Increase (decrease) in accrued interest payables	19,370	(3,986)
Increase in other accrued expenses	1,288	37,875
Income from operations before changes in operating assets and liabilities	345,959	71,432
Decrease (increase) in operating assets		
Investments in receivables	2,272,565	1,706,241
Properties foreclosed	172,824	21,606
Other receivables	-	20,127
Other assets	(137,048)	(51,770)
Operating liabilities		
Increase in other liabilities	4,166	275
Net Cash Provided by Operating Activities	2,658,466	1,767,911
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	464	-
Purchases of equipment	(3,508)	(435)
Net Cash Used in Investing Activities	(3,044)	(435)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(2,620,000)	(1,768,487)
Net Cash Used in Financing Activities	(2,620,000)	(1,768,487)
Net increase (decrease) in cash and cash equivalents	35,422	(1,011)
Cash and cash equivalents at beginning of the period	118,218	141,379
Cash and cash equivalents at the end of the period	153,640	140,368

Thonburi Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht)

	2002	2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	291,455	440,342
Income tax	1,861	106

Chanthaburi Asset Management Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	September 30, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Cash	7	7
Interbank and money market items	68,210	105,147
Investments - net	156,337	184,837
Investments in receivables - net	13,131,130	16,125,133
Properties foreclosed - net	2,482,641	2,081,563
Leasehold improvement and equipment - net	5,375	7,258
Other assets - net	18,750	24,962
Total Assets	15,862,450	18,528,907
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	13,170,000	16,380,000
Other liabilities	44,863	37,487
Shareholders' Equity	2,647,587	2,111,420
Total Liabilities and Shareholders' Equity	15,862,450	18,528,907

Chanthaburi Asset Management Company Limited

Condensed Statements of Income

(Reviewed)

(Amounts in Thousand Baht

Except Earnings (Loss) per Share)

	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Interest income	611,824	238,147	1,243,920	677,023
Interest expense	71,665	109,160	238,216	355,992
Net income from interest	540,159	128,987	1,005,704	321,031
Loss on impairment of investments in receivables (reversal)	161,670	(127,022)	137,191	(339,104)
Loss on debt restructuring of investments in receivables	429,481	296,583	873,790	623,541
Net income (loss) from interest after loss on impairment and loss on debt restructuring of investments in receivables	(50,992)	(40,574)	(5,277)	36,594
Non-interest income	10,857	(51,483)	706,552	(19,598)
Non-interest expense	16,888	40,082	167,016	263,238
Net income (loss)	(57,023)	(132,139)	534,259	(246,242)
Earnings (loss) per share (Baht)	(0.11)	(0.26)	1.07	(0.49)

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	534,259	(246,242)
Add (less) Adjustments to reconcile net income (loss) to net cash from operating activities		
Reversal of loss on impairment of investments in securities	-	52,061
Gain on disposal of available-for-sale investments	(8,840)	(2,964)
Amortization of premium on bonds	12	-
Loss on impairment of investments in receivables (reversal)	137,192	(339,104)
Loss on debt restructuring of investments in receivables	873,790	623,541
Interest income from amortization of revaluation allowance for debt restructuring	(90,352)	(10,992)
Loss on impairment of properties foreclosed	6,398	19,809
Depreciation	1,592	1,573
Amortization of deferred charges	3,020	3,020
Loss on impairment of other assets (reversal)	(2,358)	1,532
Gain on disposal of equipment	(556)	-
Increase (decrease) in accrued interest payables	1,906	(123,728)
(Decrease) increase in other accrued expenses	(4,100)	8,075
Income (loss) from operations before changes in operating assets and liabilities	1,451,963	(13,419)
Decrease (increase) in operating assets		
Investments in receivables	1,382,431	884,572
Properties foreclosed	283,467	561,823
Other assets	5,549	(11,861)
Operating liabilities		
Increase in other liabilities	9,570	2,811
Net Cash Provided by Operating Activities	3,132,980	1,423,926
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	39,236	16,092
Proceeds from disposal of equipment	1,043	-
Purchases of equipment	(196)	(6)
Net Cash Provided by Investing Activities	40,083	16,086

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(3,210,000)	(1,486,010)
Net Cash Used in Financing Activities	(3,210,000)	(1,486,010)
Net decrease in cash and cash equivalents	(36,937)	(45,998)
Cash and cash equivalents at beginning of the period	105,154	136,179
Cash and cash equivalents at the end of the period	68,217	90,181
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	236,310	479,720
Income tax	2,793	7,001

Progress Land and Buildings Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	September 30, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Assets		
Cash in hand and at bank	123,690	90,209
Other current assets	4,749	5,118
Properties foreclosed - net	950,331	968,941
Premises and equipment - net	384,763	394,169
Other assets	128	150
Total Assets	1,463,661	1,458,587
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	9,272	9,674
Shareholders' equity	1,454,389	1,448,913
Total Liabilities and Shareholders' Equity	1,463,661	1,458,587

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Reviewed)

(Amounts in Thousand Baht

Except Earnings (Loss) per Share)

	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Revenues	9,093	10,017	30,683	27,358
Expenses	8,314	7,534	25,207	110,779
Net income (loss)	779	2,483	5,476	(83,421)
Earnings (loss) per share (Baht)	0.04	0.13	0.27	(4.17)

Thai Farmers Asset Management Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	September 30, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Assets		
Cash in hand and at bank	104,900	516,913
Investments - net	516,964	75,720
Fees receivable	50,122	60,149
Properties foreclosed - net	1,373	1,373
Premises and equipment - net	190,309	197,145
Other assets	466,877	514,027
Total Assets	1,330,545	1,365,327
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	50,877	71,131
Shareholders' Equity	1,279,668	1,294,196
Total Liabilities and Shareholders' Equity	1,330,545	1,365,327

Thai Farmers Asset Management Company Limited

Condensed Statements of Income

(Reviewed)

(Amounts in Thousand Baht
Except Earnings per Share)

	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Revenues	99,010	102,566	325,866	305,837
Expenses	80,861	60,705	251,600	226,012
Net income	18,149	41,861	74,266	79,825
Earnings per share (Baht)	0.66	1.59	2.73	2.99

The summary of financial position and results of operations of its subsidiaries which not included in the consolidated financial statements are as follows :

(Million Baht)

	Balance Sheets					
	September 30, 2002 (Unaudited and Unreviewed)			December 31, 2001 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Thai Farmers Research Center Co., Ltd.	35.2	1.1	34.1	35.8	1.1	34.7
Kanpai Co., Ltd.	72.2	27.3	44.9	66.1	30.2	35.9
Progress Plus Co., Ltd.	26.9	19.3	7.6	36.4	32.3	4.1
Progress Facilities Management Co., Ltd.	13.0	3.8	9.2	10.5	2.9	7.6
Progress Services Co., Ltd.	6.0	1.4	4.6	5.8	1.2	4.6
Progress Management Co., Ltd.	12.9	3.5	9.4	11.4	2.9	8.5
Progress Storage Co., Ltd.	3.1	0.4	2.7	0.2	-	0.2
Progress Appraisal Co., Ltd.	51.5	7.9	43.6	40.9	6.9	34.0
Progress Software Co., Ltd.	49.2	4.6	44.6	39.4	5.5	33.9
Thai Administration Services Co., Ltd.	135.0	24.9	110.1	90.0	32.8	57.2
	405.0	94.2	310.8	336.5	115.8	220.7

(Million Baht Except Earnings (Loss) per Share)

	Statements of Income For the Three-Month Periods Ended September 30, (Unaudited and Unreviewed)							
	2002				2001			
	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	9.3	9.4	(0.1)	(0.45)	9.6	9.2	0.4	4.43
Kanpai Co., Ltd.	29.3	26.1	3.2	16.24	25.5	23.5	2.0	9.73
Progress Plus Co., Ltd.	50.7	49.4	1.3	5.68	28.7	28.9	(0.2)	(0.98)
Progress Facilities Management Co., Ltd.	43.5	43.1	0.4	8.95	33.1	32.9	0.2	4.01
Progress Services Co., Ltd.	23.3	23.0	0.3	13.28	20.3	19.8	0.5	24.55
Progress Management Co., Ltd.	5.9	5.9	-	(0.91)	5.5	5.4	0.1	0.21
Progress Storage Co., Ltd.	1.5	1.6	(0.1)	(5.25)	-	-	-	-
Progress Appraisal Co., Ltd.	30.4	23.6	6.8	1,364.22	16.3	15.5	0.8	164.55
Progress Software Co., Ltd.	18.9	15.5	3.4	33.85	17.3	12.9	4.4	43.46
Thai Administration Services Co., Ltd.	24.1	13.9	10.2	1.02	0.5	6.5	(6.0)	(0.59)
	236.9	211.5	25.4		156.8	154.6	2.2	

(Million Baht Except Earnings (Loss) per Share)

Statements of Income

For the Nine-Month Periods Ended September 30,

(Unaudited and Unreviewed)

	2002				2001			
	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	29.3	30.0	(0.7)	(6.85)	30.0	27.5	2.5	24.67
Kanpai Co., Ltd.	86.9	78.0	8.9	44.72	74.0	68.0	6.0	30.91
Progress Plus Co., Ltd.	134.0	130.5	3.5	15.25	89.9	88.9	1.0	4.09
Progress Facilities Management Co., Ltd.	134.5	132.9	1.6	32.93	96.8	96.4	0.4	9.50
Progress Services Co., Ltd.	69.7	69.6	0.1	2.01	59.6	58.6	1.0	48.84
Progress Management Co., Ltd.	16.0	15.0	1.0	16.16	14.6	13.1	1.5	25.84
Progress Storage Co., Ltd.	1.5	1.8	(0.3)	(10.57)	-	-	-	-
Progress Appraisal Co., Ltd.	65.9	56.3	9.6	1,924.94	69.3	52.4	16.9	3,373.31
Progress Software Co., Ltd.	63.8	50.1	13.7	136.60	44.5	37.9	6.6	66.91
Thai Administration Services Co., Ltd.	64.3	35.8	28.5	2.85	0.5	9.3	(8.8)	(0.88)
	665.9	600.0	65.9		479.2	452.1	27.1	

4.3 Loans and Accrued Interest Receivables

Loans and accrued interest receivables classified by type of classification consist of:

(Million Baht)

	Consolidated			
	September 30, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	355,619.3	111,415.1	1	3,556.2
Special Mention	17,169.5	3,075.8	2	343.4
Sub-Standard	6,676.2	1,676.5	20	335.3
Doubtful	13,393.9	5,103.2	50	2,551.6
Loss	84,228.1	21,849.0	100	21,849.0
Allowance established in excess of BOT regulations	-	-		22,522.1
	477,087.0	143,119.6		51,157.6
Unearned discounts received in advance	(152.2)	(152.2)		
Total	476,934.8	142,967.4		

(Million Baht)

	Consolidated			
	December 31, 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	356,242.1	119,917.2	1	3,562.4
Special Mention	11,169.1	1,764.9	2	223.4
Sub-Standard	11,928.1	3,423.2	20	684.6
Doubtful	17,681.5	6,821.7	50	3,410.9
Loss	83,707.1	17,797.9	100	17,797.9
Allowance established in excess of BOT regulations	-	-		25,646.4
	480,727.9	149,724.9		51,325.6
Unearned discounts received in advance	(168.6)	(168.6)		
Total	480,559.3	149,556.3		

(Million Baht)

	The Bank			
	September 30, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	378,876.0	140,806.9	1	3,788.8
Special Mention	16,171.9	2,946.8	2	323.4
Sub-Standard	6,676.2	1,676.5	20	335.3
Doubtful	13,393.9	5,103.2	50	2,551.6
Loss	50,689.7	6,174.0	100	6,174.0
Allowance established in excess of BOT regulations	-	-		15,366.8
	465,807.7	156,707.4		28,539.9
Unearned discounts received in advance	(152.2)	(152.2)		
Total	465,655.5	156,555.2		

(Million Baht)

	The Bank			
	December 31, 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	382,805.9	155,028.9	1	3,828.1
Special Mention	10,203.6	1,671.2	2	204.1
Sub-Standard	11,427.1	3,233.1	20	646.6
Doubtful	17,661.8	6,820.6	50	3,410.3
Loss	46,313.0	-	100	-
Allowance established in excess of BOT regulations	-	-		16,911.7
	468,411.4	166,753.8		25,000.8
Unearned discounts received in advance	(168.6)	(168.6)		
Total	468,242.8	166,585.2		

Non-performing loans represent loans for which interest or principal repayment has been in arrears for more than 3 months from their due dates according to the Bank of Thailand's regulation.

As at September 30, 2002, non-performing loans (including financial institutions) based on the Bank of Thailand notification dated February 18, 2002 which are summarized as follows:

(Million Baht)

	September 30, 2002		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-performing loans	60,378.9	31,997.2	92,376.1
Percentage of total loans	13.14	78.26	19.68

As at December 31, 2001, non-performing loans (including financial institutions) based on the Bank of Thailand notification dated September 22, 1999 which are summarized as follows:

(Million Baht)

	December 31, 2001		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-performing loans	62,722.9	36,018.4	98,741.3
Percentage of total loans	13.10	76.11	20.19

Non-accrual loans (including financial institutions) are as follows:

(Million Baht)

	September 30, 2002		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-accrual loans	127,641.8	40,885.7	168,527.5
Percentage of total loans	27.42	100.00	35.46

(Million Baht)

	December 31, 2001		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-accrual loans	133,320.7	47,326.8	180,647.5
Percentage of total loans	27.85	100.00	36.93

Loans to listed companies which are under SET's delisted criteria are as follows:

(Million Baht)

	Consolidated					
	September 30, 2002			December 31, 2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which are under SET's delisted criteria	1,987.8	1,864.0	49.6	2,330.3	1,661.5	123.1

(Million Baht)

	The Bank					
	September 30, 2002			Dcember 31, 2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which are under SET's delisted criteria	1,953.8	1,770.6	49.4	2,106.1	1,526.7	20.2

The outstanding balances of loans to the Bank's wholly owned asset management companies are as follows:

(Million Baht)

	September 30, 2002			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	17,980.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	13,170.0

(Million Baht)

	December 31, 2001			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	20,600.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,380.0

Transferring of Sub-Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-quality assets outstanding as at December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that it did not exceed the book value of credit, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days after each transfer date, to examine any transferred sub-quality assets. TAMC will then confirm the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable notes guaranteed by the FIDF. The note will bear coupons equal to the weighted average of deposit rates of five major banks which will be paid at the end of each year by means of a non-transferable extendable 1-year note guaranteed by the FIDF. The rights to receive such promissory notes were included in investments in held-to-maturity debt instruments.

As per the Emergency Decree on the Thai Assets Management Corporation, B.E.2544, and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits as well as be responsible for any losses on transferred assets on the fifth and the tenth anniversaries of the transfers starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared between TAMC and the Bank. Any remaining of loss would be absorbed by TAMC. In addition, the expenses of TAMC are included in gain or loss sharing. In the case of profits, the first portion of profits - up to 20% of transfer price is to be shared equally between TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remaining profit up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For the year 2001 and for the nine-month period ended September 30, 2002 the Bank transferred to TAMC sub-quality assets relating to 217 borrowers (after adjust) and 43 borrowers with gross book value as of their transfer dates of Baht 12,175.7 million (after adjust) and Baht 2,198.8 million, respectively. The estimated aggregate transfer price was Baht 9,346.7 million (after adjust) and Baht 793.9 million. At present, TAMC is examining these assets and will confirm their transfer price, in order to issue promissory notes to the Bank within the aforementioned timeframe. In the anticipation of any potential losses on asset transferals, the Bank has set aside additional allowance for doubtful accounts amounting to Baht 1,290.0 million in the third quarter of 2001.

4.4 Troubled Debt Restructuring

The Bank and its subsidiaries (Thonburi - AMC and Chanthaburi - AMC) have entered into many contracts for debt restructuring. The following are only those restructurings which resulted in a loss to the Bank and its subsidiaries.

(Million Baht)

		Consolidated				
		September 30, 2002				
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	2,526	5,164.5	-	Cash, land, premises and investments	3,341.3	1,823.2
Changes of repayment conditions	399	4,898.8	4,482.9	-	-	939.4
Debt restructuring in various forms	49	3,564.1	1,891.5	Cash, land, premises and investments	917.6	1,353.5
Total	2,974	13,627.4	6,374.4		4,258.9	4,116.1

(Million Baht)

		Consolidated				
		September 30, 2001				
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	335	3,020.1	-	Cash, land, premises and investments	2,226.5	793.6
Changes of repayment Conditions	343	5,507.3	5,231.7	-	-	986.5
Debt restructuring in various forms	20	3,401.9	3,062.9	Cash, land, premises and investments	273.8	1,397.3
Total	698	11,929.3	8,294.6		2,500.3	3,177.4

(Million Baht)

The Bank

September 30, 2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	2,257	4,276.4	-	Cash, land, premises and investments	2,624.2	1,652.2
Changes of repayment Conditions	190	2,248.6	2,224.3	-	-	283.5
Debt restructuring in various forms	27	1,989.4	1,283.0	Cash, land, premises and investments	456.0	746.5
Total	2,474	8,514.4	3,507.3		3,080.2	2,682.2

(Million Baht)

The Bank

September 30, 2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	202	1,256.9	-	Cash, land, premises and investments	948.6	308.3
Changes of repayment Conditions	193	3,879.1	3,875.8	-	-	547.8
Debt restructuring in various forms	15	3,180.4	2,907.3	Cash, land, premises and investments	254.5	1,350.7
Total	410	8,316.4	6,783.1		1,203.1	2,206.8

For the three-month periods ended September 30, 2002 and 2001, the Bank and its subsidiaries recognized interest income from debt restructuring of Baht 343.3 million and Baht 448.8 million, respectively on a consolidated basis and Baht 217.3 million and Baht 377.8 million, respectively for the Bank only.

For the nine-month periods ended September 30, 2002 and 2001, the Bank and its subsidiaries recognized interest income from debt restructuring of Baht 1,086.4 million and Baht 1,448.9 million, respectively on a consolidated basis and Baht 758.0 million and Baht 1,357.5 million, respectively for the Bank only.

During the nine-month periods ended September 30, 2002 and 2001, the Bank and its subsidiaries engaged in debt restructuring contracts that incurred no losses from the restructuring, totaling 19,088 cases and 27,374 cases, respectively and 16,811 cases and 25,264 cases, respectively for the Bank only. The outstanding amount of debt before restructuring for the Bank and its subsidiaries was Baht 39,049.2 million and Baht 50,473.3 million, respectively and Baht 32,406.9 million and Baht 43,429.1 million, respectively for the Bank only.

As at September 30, 2002 and December 31, 2001, the Bank and its subsidiaries had outstanding balances on investments in restructured debt of Baht 23,884.4 million and Baht 28,926.7 million, respectively on the consolidated basis and Baht 21,283.8 million and Baht 25,997.9 million, respectively for the Bank only. The Bank has commitments to extend additional loans to these borrowers in the amount of Baht 185.6 million and Baht 155.8 million, respectively.

4.5 Allowance for Doubtful Accounts

The movements in the allowance for doubtful accounts during the period/year are as follows:

(Million Baht)

Consolidated

September 30, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the period	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6
Doubtful accounts (reversal)	(6.2)	120.0	(349.3)	(859.3)	2,946.6	-	(3,124.3)	(1,272.5)
Bad debt recovered	-	-	-	-	6,488.2	-	-	6,488.2
Bad debt written off	-	-	-	-	(3,122.6)	-	-	(3,122.6)
Allowance for loans transferred to TAMC	-	-	-	-	(1,404.9)	-	-	(1,404.9)
Others	-	-	-	-	(856.2)	-	-	(856.2)
Balance at end of the period	3,556.2	343.4	335.3	2,551.6	21,849.0	-	22,522.1	51,157.6

(Million Baht)

Consolidated

December 31, 2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,492.0	190.4	1,055.5	2,990.1	21,144.8	5.5	25,865.3	54,743.6
Doubtful accounts (reversal)	70.4	33.0	(370.9)	420.8	(668.1)	(5.5)	(218.9)	(739.2)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(16,351.8)	-	-	(16,351.8)
Allowance for loans transferred to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(1,246.2)	-	-	(1,246.2)
Balance at end of the year	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6

(Million Baht)

The Bank

September 30, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the period	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8
Doubtful accounts (reversal)	(39.3)	119.3	(311.3)	(858.7)	1,290.7	-	(1,544.9)	(1,344.2)
Bad debt recovered	-	-	-	-	6,488.2	-	-	6,488.2
Bad debt written off	-	-	-	-	(245.6)	-	-	(245.6)
Allowance for loans transferred to TAMC	-	-	-	-	(1,404.9)	-	-	(1,404.9)
Others	-	-	-	-	45.6	-	-	45.6
Balance at end of the period	3,788.8	323.4	335.3	2,551.6	6,174.0	-	15,366.8	28,539.9

(Million Baht)

	The Bank							
	December 31, 2001							
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,854.6	182.4	1,048.2	2,970.6	-	5.5	13,747.0	21,808.3
Doubtful accounts (reversal)	(26.5)	21.7	(401.6)	439.7	(4,210.6)	(5.5)	3,164.7	(1,018.1)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(10,634.9)	-	-	(10,634.9)
Allowance for loans transferred to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(73.7)	-	-	(73.7)
Balance at end of the year	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8

In 2002, the Bank of Thailand has cancelled the regulations on loans written off for the unsecured and fully reserved doubtful loans to comply with the BOT's Noification dated February 18, 2002 on "Worthless or Irrecoverable Assets and Other Doubtful Assets which may be Worthless or Irrecoverable of a Commercial Bank". As at September 30, 2002, the Bank has the portion of loans (including accrued interest receivable), classified as loss that exceeded collateral value and fully reserved in accordance with the regulations of the Bank of Thailand, which has not been written off totalling Baht 8,051.8 million.

For the nine-month periods ended September 30, 2001, the Bank wrote off the portion of loans (including accrued interest receivables), classified as loss that exceeded their collateral value calculated in accordance with the regulations of the Bank of Thailand, as well as non-collectible loans, totalling Baht 7,999.9 million.

4.6 Revaluation Allowance for Debt Restructuring

The movements in the revaluation allowance for debt restructuring during the period/year are as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Balance at beginning of the period/year	3,781.4	3,101.9	3,699.4	3,101.9
Addition (reversal)	(541.3)	1,815.8	(725.5)	1,681.0
Amortization	(461.4)	(1,136.3)	(317.8)	(1,083.5)
Balance at end of the period/year	2,778.7	3,781.4	2,656.1	3,699.4

4.7 Normalized Provisioning

For the three-month periods and the nine-month periods ended September 30, 2002, the Bank has set aside a normalized provisioning amounting to Baht 200 million and Baht 600 million, respectively.

4.8 Classified Assets

The Bank and its subsidiaries classified their assets as investments, loans and accrued interest receivables (including financial institutions), or properties foreclosed and other assets, which are categorized in compliance with the regulations of the Bank of Thailand, which took into account an analysis of each loan and appraisals of the financial standing of each borrower as follows:

(Million Baht)

	Consolidated				
	September 30, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	357,237.9	-	5.4	357,243.3
Special Mention	-	17,169.5	-	0.1	17,169.6
Sub-Standard	-	6,676.2	-	-	6,676.2
Doubtful	-	13,393.9	-	-	13,393.9
Loss	6,624.9	84,228.1	1,898.2	1,745.4	94,496.6
Total	6,624.9	478,705.6	1,898.2	1,750.9	488,979.6

(Million Baht)

	Consolidated				
	December 31, 2001				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	368,825.7	-	0.1	368,825.8
Special Mention	-	11,170.2	-	-	11,170.2
Sub-Standard	-	11,928.1	-	-	11,928.1
Doubtful	-	17,688.2	-	-	17,688.2
Loss	7,298.7	83,707.1	1,626.9	1,610.6	94,243.3
Total	7,298.7	493,319.3	1,626.9	1,610.7	503,855.6

(Million Baht)

	The Bank September 30, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	380,494.6	-	-	380,494.6
Special Mention	-	16,171.9	-	-	16,171.9
Sub-Standard	-	6,676.2	-	-	6,676.2
Doubtful	-	13,393.9	-	-	13,393.9
Loss	4,690.5	50,689.7	1,776.1	1,468.4	58,624.7
Total	4,690.5	467,426.3	1,776.1	1,468.4	475,361.3

(Million Baht)

	The Bank December 31, 2001				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	395,389.6	-	-	395,389.6
Special Mention	-	10,204.6	-	-	10,204.6
Sub-Standard	-	11,427.1	-	-	11,427.1
Doubtful	-	17,668.5	-	-	17,668.5
Loss	5,384.0	46,313.0	1,544.0	1,460.9	54,701.9
Total	5,384.0	481,002.8	1,544.0	1,460.9	489,391.7

4.9 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets consist of:

(Million Baht)

	Consolidated	
	September 30, 2002	December 31, 2001
Allowance for impairment of investment	13.1	13.1
Allowance for impairment of buildings	1.2	1.8
Allowance for impairment of properties foreclosed	0.2	0.2
Total	14.5	15.1

Deferred tax liabilities consisted of:

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2002	December 31, 2001
Appraisal surplus	2,741.7	2,792.6
Revaluation surplus on investments	1,060.5	831.1
Share of profit from investment on the equity method	34.4	114.8
Total	3,836.6	3,738.5

4.10 Warrants

The second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. The last exercise date is September 16, 2002 and these expired warrants in the amount of Baht 2,520.43 million has been transferred to present as premium on expired warrants.

4.11 Capital Requirements

The ratios of capital funds (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies, consist of:

		(Million Baht)
	September 30, 2002	December 31, 2001
Tier 1 Capital		
Issued and fully paid up share capital, premium on share capital, warrants and premium on warrants	78,556.9	78,556.9
Legal reserve	800.0	800.0
Other reserves	26,675.3	26,675.3
Net loss after appropriation	(83,029.4)	(87,921.3)
Subordinated debentures cum preferred shares	19,967.1	19,967.1
Total Tier 1 Capital	42,969.9	38,078.0
Tier 2 Capital		
Surplus on land revaluation	4,191.8	4,210.6
Surplus on premises revaluation	1,571.5	1,642.7
Provision for normal assets	3,572.4	3,736.3
Subordinated debentures	20,228.2	19,039.0
Total Tier 2 Capital	29,563.9	28,628.6
Total Capital Requirements	72,533.8	66,706.6

The Bank of Thailand's regulations require that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	September 30, 2002	December 31, 2001
Total Capital Requirements	14.32	12.73
Tier 1 Capital	8.49	7.27

4.12 Income Tax

Income tax consists of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Current income tax expense	7.6	13.4	31.9	38.8
Deferred income tax expense relating to the origination and reversal of temporary difference	(34.1)	206.5	(79.8)	274.3
Income tax expense	(26.5)	219.9	(47.9)	313.1

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Current income tax expense	-	-	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(34.4)	210.5	(80.4)	278.3
Income tax expense	(34.4)	210.5	(80.4)	278.3

The Bank has deferred income tax which has been transferred directly to shareholders' equity totaling:

	(Million Baht)			
	Consolidated and The Bank			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Deferred income tax relating to appraisal surplus revaluation decreased	(13.9)	(12.2)	(50.8)	(37.0)
Deferred income tax relating to changes in value of investment increased (decreased)	255.5	(67.6)	229.4	(213.5)

4.13 Assets Pledged as Collateral

Assets pledged as collateral consist of:

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2002	December 31, 2001
Government bonds	4.4	3.6
State enterprise bonds	27.9	28.0
Total	32.3	31.6

The Bank has pledged these assets as collateral for electricity consumption and court collateral.

4.14 Contingencies

Contingencies consist of:

(Million Baht)

	Consolidated and The Bank					
	September 30, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals of bills	235.8	-	235.8	223.0	-	223.0
Letters of indemnity-						
borrowings	23.3	6,205.5	6,228.8	285.9	8,579.3	8,865.2
Other guarantees	24,448.1	4,058.2	28,506.3	25,377.8	3,613.9	28,991.7
Letters of credit	362.8	8,204.7	8,567.5	154.1	6,375.3	6,529.4
Exchange rate agreements						
purchase agreements	302.3	39,936.3	40,238.6	881.6	26,134.7	27,016.3
sale agreements	306.9	191,468.6	191,775.5	2,414.0	200,291.2	202,705.2
Interest rate agreements						
purchase agreements	-	16,147.7	16,147.7	794.3	2,084.0	2,878.3
sale agreements	-	16,147.7	16,147.7	794.3	2,084.0	2,878.3
Unused credit line of						
overdraft	103,383.4	3.0	103,386.4	101,952.2	48.2	102,000.4
Others	223.6	7,770.8	7,994.4	1,125.8	2,656.4	3,782.2
Total	129,286.2	289,942.5	419,228.7	134,003.0	251,867.0	385,870.0

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 800.9 million and Baht 713.9 million as at September 30, 2002 and December 31, 2001, respectively. The Management believes that any liability resulting from the litigations will not be material to the Bank's financial position, or results of operations.

4.15 Related Party Transactions

4.15.1 Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	September 30, 2002 End of Period	December 31, 2001 End of Year
Loans		
1. Executive officers	20.0	23.6
2. Business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of the paid-up capital	2,373.6	3,295.0
Total	2,393.6	3,318.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of the paid-up capital	60.4	315.7
Total	60.4	315.7

(Million Baht)

	The Bank	
	September, 2002 End of Period	December 31, 2001 End of Year
Loans		
1. Executive officers	20.0	23.6
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid-up capital	33,523.6	40,275.0
Total	33,543.6	40,298.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid-up capital	60.4	315.7
Total	60.4	315.7

4.15.2 Related Party

Relationships between the Bank and related parties where control exists consist of:

Company Name	Type of Relationship	% Shareholding September 30, 2002	% Shareholding December 31, 2001	Type of share	Type of Business
Thonburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Chanthaburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Thai Farmers Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	99.92%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Thai Farmers Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

4.15.3 Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	September 30, 2002	December 31, 2001
Loans		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.		
Beginning balance	20,600.0	23,018.5
Deductions	(2,620.0)	(2,418.5)
Ending balance	17,980.0	20,600.0
- Chanthaburi Asset Management Co., Ltd.		
Beginning balance	16,380.0	18,366.0
Deductions	(3,210.0)	(1,986.0)
Ending balance	13,170.0	16,380.0
Accrued interest receivables		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	64.8	45.5
- Chanthaburi Asset Management Co., Ltd.	8.0	6.1
Deposits		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	156.0	118.2
- Chanthaburi Asset Management Co., Ltd.	68.3	105.1

	(Million Baht)	
	The Bank	
	For the Three-Month Periods Ended September 30,	
	2002	2001
Interest income		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	94.1	136.7
- Chanthaburi Asset Management Co., Ltd.	71.6	109.2

	(Million Baht)	
	The Bank	
	For the Nine-Month Periods Ended September 30,	
	2002	2001
Interest income		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	310.8	436.4
- Chanthaburi Asset Management Co., Ltd.	238.2	356.0

Loans to Thonburi Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As at September 30, 2002 and December 31, 2001, the pledged deposits are Baht 156.0 million and Baht 118.2 million, respectively.

Loans to Chanthaburi Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As at September 30, 2002 and December 31, 2001, the pledged deposits are Baht 68.3 million and Baht 105.1 million, respectively.

As at September 30, 2002 and December 31, 2001, the Bank has provided an allowance for doubtful accounts for Thonburi Asset Management Company Limited, classified as normal loans, amounting to Baht 180.4 million and Baht 206.5 million, respectively.

As at September 30, 2002 and December 31, 2001, the Bank has provided an allowance for doubtful accounts for Chanthaburi Asset Management Company Limited, classified as normal loans, amounting to Baht 131.8 million and Baht 163.9 million, respectively.

Income and expenses between the Bank, Thonburi Asset Management Company Limited and Chanthaburi Asset Management Company Limited are charged at cost, except for fee income which are charged at market price.

The Bank has provided an allowance for doubtful accounts for related parties using the same basis as for general customers and in accordance with the Bank of Thailand's regulations.

4.15.4 Additional transactions occurring between the Bank and related parties, which are charged at market prices as normal business, are as follows:

1. Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Loans				
Associated Companies				
- Thai Farmers Heller Factoring Co., Ltd.	190.0	73.0	190.0	73.0
Deposits				
Subsidiary Companies				
- Thai Farmers Research Center Co., Ltd.	27.8	31.7	27.8	31.7
- Progress Appraisal Co., Ltd.	8.6	27.2	8.6	27.2
- Progress Land and Buildings Co., Ltd.	-	-	123.7	90.2
- Progress Software Co., Ltd.	28.9	19.5	28.9	19.5
- Thai Administration Services Co., Ltd.	38.1	16.9	38.1	16.9
Associated Companies				
- Processing Center Co., Ltd.	23.9	23.6	23.9	23.6
- Thai Farmers Heller Factoring Co., Ltd.	47.0	15.6	47.0	15.6
Interbank and Money Market Items (Liabilities)				
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	16.8	3.1	16.8	3.1
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	15.8	15.3	15.8	15.3
- Progress Plus Co., Ltd.	12.9	12.1	12.9	12.1
- Progress Appraisal Co., Ltd.	13.6	3.5	13.6	3.5
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	53.9	79.1	53.9	79.1
Associated Company				
- E.S. Industry Co., Ltd.	15.5	17.4	15.5	17.4

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As at September 30, 2002 and December 31, 2001, the Bank has rentals with remaining tenures amounting to Baht 4.0 Million and Baht 5.7 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended September 30,		For the Three-Month Periods Ended September 30,	
	2002	2001	2002	2001
Subsidiary Companies				
Revenues:				
Dividend income	2.0	-	13.8	10.3
Fee income	4.0	4.7	4.0	24.7
Expenses:				
Other expenses	174.1	102.9	174.1	102.9
Associated Companies				
Revenues:				
Dividend income	34.3	-	34.3	-
Fee income	1.2	0.8	1.2	0.8
Expenses:				
Other expenses	8.6	7.4	8.6	7.4

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2002	2001	2002	2001
Subsidiary Companies				
Revenues:				
Dividend income	-	-	65.2	31.0
Fee income	2.0	-	37.4	296.7
Other income	4.0	6.0	4.0	26.0
Expenses:				
Other expenses	491.8	354.1	491.8	354.1
Associated Companies				
Revenues:				
Dividend income	66.7	191.1	66.7	191.1
Fee income	1.2	4.5	1.2	4.5
Expenses:				
Other expenses	42.7	20.5	42.7	20.5

The Bank and Merrill Lynch Phatra Securities Company Limited entered into business sale agreements relating to investment management services with Thai Farmers Asset Management Company Limited, the Bank's subsidiary. The Bank agreed to sell its business in connection with the management of provident funds and private funds to that company at the price of Baht 265.3 million and Merrill Lynch Phatra Securities Company Limited agreed to sell its business at the price of Baht 273.9 million, and the whole amount has been received in 2001.

3. Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers or close members of their families have significant influence are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2002	December 31, 2001
Loans		
- Thai Telephone & Telecommunication Public Co., Ltd.	2,606.2	2,649.0
- Bangkok Intercontinental Hotels Co., Ltd.	284.5	313.1
- Jutha Maritime Public Co., Ltd.	10.0	10.0
- Siam Food Products Public Co., Ltd.	1.1	43.1
- Indo Worth (Thailand) Ltd.	46.6	50.0
Deposits		
- Sermsuk Public Co., Ltd.	261.2	1,085.9
- Serm Suk YHS Beverage Co., Ltd.	15.9	12.7
- Com - Link Co., Ltd.	68.6	61.1
- Muang Thai Life Assurance Co., Ltd.	129.0	219.2
- Mitsubishi Elevator Asia Co., Ltd.	83.2	82.2
- Bangkok Glass Industry Co., Ltd.	40.8	48.8
- Thai British Security Printing Ltd.	23.5	18.5
- Siam Food Products Public Co., Ltd.	21.1	4.1
Contingencies		
- Samart Telcom Public Co., Ltd.	32.8	33.4
- Dole Thailand Ltd.	81.9	39.0
- Serm Suk Co., Ltd.	12.6	13.0
- Com - Link Co., Ltd.	59.2	59.2
- Thai British Security Printing Ltd.	28.0	26.1
- Siam Food Products Public Co., Ltd.	26.9	47.6
- Yip in Tsoi & Jacks Ltd.	12.0	-
- Thai Telephone & Telecommunication Public Co., Ltd.	6.3	131.5

4. Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees in which they have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2002	December 31, 2001
Deposits	410.0	484.7

4.16 Long-term Lease Agreements

The Bank and its subsidiaries have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated September 30, 2002	The Bank September 30, 2002
Land/building lease agreements	October 1, 2002 – October 17, 2027	450.7	450.7
Vehicle lease agreements	October 1, 2002 – September 30, 2006	570.1	556.2
Total		1,020.8	1,006.9

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31, 2001	The Bank December 31, 2001
Land/building lease agreements	January 1, 2001 – October 17, 2027	500.9	500.9
Vehicle lease agreements	January 1, 2001 – December 31, 2005	585.4	573.1
Total		1,086.3	1,074.0

4.17 The Financial Position and Results of Operations Classified by Domestic and Overseas Business

The financial position and results of operations classified as either domestic and overseas are summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	September 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	753,944.5	26,839.8	780,784.3	(15,192.7)	765,591.6
Interbank and money market items - net (assets)	126,641.6	3,264.0	129,905.6	-	129,905.6
Investments - net	125,522.1	22,684.5	148,206.6	-	148.206
Loans	472,507.7	955.0	473,462.7	-	473,462.7
Deposits	650,552.0	81.1	650,633.1	-	650,633.1
Interbank and money market items (liabilities)	5,351.1	-	5,351.1	-	5,351.1
Borrowings	39,967.1	8,612.4	48,579.5	-	48,579.5
Contingencies	414,322.1	22,502.0	436,824.1	(17,595.5)	419,228.6

(Million Baht)

	Consolidated				
	December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,580.2	31,462.4	787,042.6	(12,443.6)	774,599.0
Interbank and money market items - net (assets)	151,915.1	13,189.8	165,104.9	-	165,104.9
Investments - net	106,291.2	16,809.5	123,100.7	-	123,100.7
Loans	475,211.8	1,275.0	476,486.8	-	476,486.8
Deposits	664,223.3	308.4	664,531.7	-	664,531.7
Interbank and money market items (liabilities)	6,230.6	7,592.0	13,822.6	-	13,822.6
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

(Million Baht)

	The Bank				
	September 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	753,781.1	26,839.8	780,620.9	(15,192.7)	765,428.2
Interbank and money market items-net (assets)	126,546.0	3,264.0	129,810.0	-	129,810.0
Investments - net	118,679.1	22,684.5	141,363.6	-	141,363.6
Loans	462,772.0	955.0	463,727.0	-	463,727.0
Deposits	650,906.7	81.1	650,987.8	-	650,987.8
Interbank and money market items (liabilities)	5,351.1	-	5,351.1	-	5,351.1
Borrowings	39,967.1	8,612.4	48,579.5	-	48,579.5
Contingencies	414,322.1	22,502.0	436,824.1	(17,595.5)	419,228.6

(Million Baht)

	The Bank				
	December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,366.6	31,462.4	786,829.0	(12,443.6)	774,385.4
Interbank and money market items-net (assets)	151,406.0	13,189.8	164,595.8	-	164,595.8
Investments - net	96,655.8	16,809.5	113,465.3	-	113,465.3
Loans	464,865.0	1,275.0	466,140.0	-	466,140.0
Deposits	664,537.1	308.4	664,845.5	-	664,845.5
Interbank and money market items (liabilities)	6,239.3	7,592.0	13,831.3	-	13,831.3
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended September 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,194.8	191.5	9,386.3	(98.7)	9,287.6
Interest expense	4,145.5	283.9	4,429.4	(98.7)	4,330.7
Net income (expense) from interest and dividend	5,049.3	(92.4)	4,956.9	-	4,956.9
Non-interest income	1,475.6	145.5	1,621.1	-	1,621.1
Non-interest expense	4,684.5	33.7	4,718.2	-	4,718.2
Income before income tax	1,840.4	19.4	1,859.8	-	1,859.8

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended September 30, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,564.0	405.9	9,969.9	(94.7)	9,875.2
Interest expense	4,873.7	473.1	5,346.8	(94.7)	5,252.1
Net income (expense) from interest and dividend	4,690.3	(67.2)	4,623.1	-	4,623.1
Non-interest income	1,439.0	153.1	1,592.1	-	1,592.1
Non-interest expense	5,765.8	105.7	5,871.5	-	5,871.5
Income (loss) before income tax	363.5	(19.8)	343.7	-	343.7

(Million Baht)

	The Bank				
	For the Three-Month Period Ended September 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,278.9	191.5	8,470.4	(98.7)	8,371.7
Interest expense	4,145.5	283.9	4,429.4	(98.7)	4,330.7
Net income (expense) from interest and dividend	4,133.4	(92.4)	4,041.0	-	4,041.0
Non-interest income	1,791.4	145.5	1,936.9	-	1,936.9
Non-interest expense	4,097.5	33.7	4,131.2	-	4,131.2
Income before income tax	1,827.3	19.4	1,846.7	-	1,846.7

(Million Baht)

The Bank

For the Three-Month Period Ended September 30, 2001

	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,098.7	405.9	9,504.6	(94.7)	9,409.9
Interest expense	4,873.7	473.1	5,346.8	(94.7)	5,252.1
Net income (expense) from interest and dividend	4,225.0	(67.2)	4,157.8	-	4,157.8
Non-interest income	1,395.8	153.1	1,548.9	-	1,548.9
Non-interest expense	5,267.0	105.7	5,372.7	-	5,372.7
Income (loss) before income tax	353.8	(19.8)	334.0	-	334.0

(Million Baht)

Consolidated

For the Nine-Month Period Ended September 30, 2002

	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	26,870.9	645.4	27,516.3	(346.5)	27,169.8
Interest expense	12,732.5	956.8	13,689.3	(346.5)	13,342.8
Net income (expense) from interest and dividend	14,138.4	(311.4)	13,827.0	-	13,827.0
Non-interest income	6,163.4	478.8	6,642.2	(11.3)	6,630.9
Non-interest expense	14,731.0	44.5	14,775.5	(11.3)	14,764.2
Income before income tax	5,570.8	122.9	5,693.7	-	5,693.7

(Million Baht)

Consolidated

For the Nine-Month Period Ended September 30, 2001

	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	28,571.5	1,420.2	29,991.7	(297.6)	29,694.1
Interest expense	15,160.6	1,493.2	16,653.8	(297.6)	16,356.2
Net income (expense) from interest and dividend	13,410.9	(73.0)	13,337.9	-	13,337.9
Non-interest income	6,565.6	385.3	6,950.9	-	6,950.9
Non-interest expense	19,464.2	210.3	19,674.5	-	19,674.5
Income before income tax	512.3	102.0	614.3	-	614.3

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended September 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	24,968.7	645.4	25,614.1	(346.5)	25,267.6
Interest expense	12,732.5	956.8	13,689.3	(346.5)	13,342.8
Net income (expense) from interest and dividend	12,236.2	(311.4)	11,924.8	-	11,924.8
Non-interest income	6,365.4	478.8	6,844.2	(11.3)	6,832.9
Non-interest expense	13,081.7	44.5	13,126.2	(11.3)	13,114.9
Income before income tax	5,519.9	122.9	5,642.8	-	5,642.8

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended September 30, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	27,677.3	1,420.2	29,097.5	(297.6)	28,799.9
Interest expense	15,160.6	1,493.2	16,653.8	(297.6)	16,356.2
Net income (expense) from interest and dividend	12,516.7	(73.0)	12,443.7	-	12,443.7
Non-interest income	5,677.9	385.3	6,063.2	-	6,063.2
Non-interest expense	17,725.3	210.3	17,935.6	-	17,935.6
Income before income tax	469.3	102.0	571.3	-	571.3

4.18 Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances, or due to their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better qualified loans and is able to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the borrowing objectives as key factors in the approval of credit, and may obtain sufficient collateral or other securities, where appropriate as a means of mitigating the risk of financial losses from defaults. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for reviewing customers' credit ratings and performance on all approved transactions on a regular basis. For non-performing loans (NPLs), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits of the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net-loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items-contingencies.

A maturity analysis of off-balance sheet items (contingencies) as at September 30, 2002 and December 31, 2001, are as follows:

(Million Baht)

	Consolidated and The Bank					
	September 30, 2002					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	235.8	-	-	-	235.8
Letters of indemnity-borrowings	425.3	121.5	17.2	983.3	4,681.5	6,228.8
Other guarantees	3,555.8	6,207.1	4,381.0	2,339.0	12,023.4	28,506.3
Letters of credit	-	8,567.5	-	-	-	8,567.5

(Million Baht)

	Consolidated and The Bank					
	December 31, 2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	223.0	-	-	-	223.0
Letters of indemnity-borrowings	254.9	301.1	21.5	1,167.3	7,120.4	8,865.2
Other guarantees	2,856.1	5,960.6	5,445.8	1,862.7	12,866.5	28,991.7
Letters of credit	-	6,529.4	-	-	-	6,529.4

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates, or securities' prices that will have an effect on the Bank's funding costs, investment position, or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as foreign exchange risk, equity position risk and interest rate risk.

1. Foreign exchange risk

   Foreign exchange risk is a risk that occurs from changes in exchange rates, which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

   The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are completed with customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

2. Equity position risk

   Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings, or fluctuations in the value of the Bank's financial assets.

   The Bank's policy is not to increase its equity investment, but to divest any equity position that is not directly related to the main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management of the assets and retain maximum benefits for the Bank.

3. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

   Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR, and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels, and best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) for fixed and floating interest rates (MLR, MOR, and MRR) are as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Fixed interest rate	69,760.9	65,106.5	61,038.0	58,589.5
Floating interest rate	405,471.0	424,027.3	404,458.2	420,197.5
Total Loans (including financial institutions)	475,231.9	489,133.8	465,496.2	478,787.0

The followings are interest-earning financial assets and interest-bearing financial liabilities of the Bank and its subsidiaries whose average balances are calculated by using beginning and ending balances. The average interest and dividend rates represent the nine-month periods ended September 30, 2002 and for the year ended December 31, 2001, are as follows:

(Million Baht)

	Consolidated					
	September 30, 2002			December 31, 2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-earning Financial Assets						
Interbank and money market items	147,520.6	2,631.6	2.38	168,614.6	5,109.7	3.03
Securities purchased under resale agreements	7,247.0	291.6	5.36	1,950.0	145.4	7.46
Investments	139,810.2	4,839.1	4.61	114,796.4	5,509.7	4.80
Loans	474,974.7	19,407.5	5.45	486,313.8	28,237.7	5.81
Total	769,552.5	27,169.8	4.71	771,674.8	39,002.5	5.05
Interest-bearing Liabilities						
Deposits	657,582.4	9,225.7	1.87	655,764.2	14,619.5	2.23
Interbank and money market items	9,586.8	249.3	3.47	15,030.2	1,012.6	6.74
Securities sold under repurchase agreements	967.6	7.6	1.05	5.0	20.7	1.06
Borrowings	48,663.6	3,860.2	10.58	52,399.6	5,774.1	11.02
Total	716,800.4	13,342.8	2.48	723,199.0	21,426.9	2.96

(Million Baht)

	The Bank					
	September 30, 2002			December 31, 2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-earning Financial Assets						
Interbank and money market items	147,218.2	2,629.6	2.38	168,362.6	5,101.5	3.03
Securities purchased under resale agreements	7,247.0	291.6	5.36	1,950.0	145.4	7.46
Investments	129,046.7	3,588.0	3.71	101,643.9	4,615.1	4.54
Loans	464,933.5	18,758.4	5.38	473,429.9	27,956.3	5.91
Total	748,445.4	25,267.6	4.50	745,386.4	37,818.3	5.07
Interest-bearing Liabilities						
Deposits	657,916.6	9,225.7	1.87	656,089.6	14,619.5	2.23
Interbank and money market items	9,591.2	249.3	3.47	15,328.3	1,012.6	6.61
Securities sold under repurchase agreements	967.6	7.6	1.05	5.0	20.7	1.06
Borrowings	48,663.6	3,860.2	10.58	52,399.6	5,774.1	11.02
Total	717,139.0	13,342.8	2.48	723,822.5	21,426.9	2.96

Financial assets and liabilities classified by maturity of interest repricing as at September 30, 2002 and December 31, 2001 are as follows:

(Million Baht)

Consolidated

September 30, 2002

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest Bearing	Stop accrued	Total
Cash	-	-	-	-	10,363.1	-	10,363.1
Interbank and money market items (assets)	1,830.4	120,131.2	261.3	86.8	7,610.6	-	129,920.3
Securities purchased under resale agreements	-	10,794.0	-	-	-	-	10,794.0
Investments	16,177.0	99,245.5	1,574.2	10,098.8	14,518.2	10,172.6	151,786.3
Loans	278,063.6	24,507.2	423.7	108.3	1,832.4	168,527.5	473,462.7
Customers' liability under acceptances	-	-	-	-	585.2	-	585.2
Deposits	270,886.4	317,800.0	23,441.0	12,503.7	26,002.0	-	650,633.1
Interbank and money market items (liabilities)	1,427.3	1,753.6	514.0	-	1,656.2	-	5,351.1
Borrowings	-	-	-	48,579.5	-	-	48,579.5
Bank's liability under acceptances	-	-	-	-	585.2	-	585.2

(Million Baht)

Consolidated

December 31, 2001

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.5	-	12,142.5
Interbank and money market items (assets)	1,063.3	159,333.5	221.1	412.6	4,090.4	-	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,319.5	8,975.2	19,636.6	127,834.1
Loans	275,124.1	15,039.0	2,862.9	1,339.5	1,473.8	180,647.5	476,486.8
Customers' liability under acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,020.3	362,772.4	31,317.4	6,544.8	21,876.8	-	664,531.7
Interbank and money market items (liabilities)	1,038.6	5,117.6	6,113.3	-	1,553.1	-	13,822.6
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

(Million Baht)

	The Bank						
	September 30, 2002						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	10,363.1	-	10,363.1
Interbank and money market items (assets)	1,762.2	120,101.2	261.3	86.8	7,613.1	-	129,824.6
Securities purchased under resale agreements	-	10,794.0	-	-	-	-	10,794.0
Investments	16,177.0	98,925.6	1,574.2	9,909.2	14,247.8	1,473.1	142,306.9
Loans	278,063.6	55,657.2	423.7	108.3	1,832.4	127,641.8	463,727.0
Customers' liability under acceptances	-	-	-	-	585.2	-	585.2
Deposits	271,010.0	317,800.0	23,441.0	12,503.7	26,233.1	-	650,987.8
Interbank and money market items (liabilities)	1,427.3	1,753.6	514.0	-	1,656.2	-	5,351.1
Borrowings	-	-	-	48,579.5	-	-	48,579.5
Bank's liability under acceptances	-	-	-	-	585.2	-	585.2

(Million Baht)

	The Bank December 31, 2001						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.4	-	12,142.4
Interbank and money market items (assets)	948.1	158,938.8	221.1	412.6	4,091.2	-	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,135.4	15,423.9	1,324.4	115,786.5
Loans	275,124.1	52,019.0	2,862.9	1,339.5	1,473.8	133,320.7	466,140.0
Customers' liability under acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,110.5	362,772.4	31,317.4	6,544.8	22,100.4	-	664,845.5
Interbank and money market items (liabilities)	1,047.3	5,117.6	6,113.3	-	1,553.1	-	13,831.3
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve and other applicable regulations. The Treasury Department is accountable for managing liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. Management of liquidity risk is supervised by the Asset and Liability Management Sub-committee.

A maturity analysis of financial assets and liabilities as at September 30, 2002 and December 31, 2001, are as follows:

(Million Baht)

Consolidated

September 30, 2002

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	10,363.1	10,363.1
Interbank and money market items (assets)	9,271.6	106,992.5	13,400.6	86.8	168.8	129,920.3
Securities purchased under resale agreements	-	10,794.0	-	-	-	10,794.0
Investments	9,676.4	25,234.8	12,081.2	96,759.6	8,034.3	151,786.3
Loans	191,247.4	110,631.1	4,238.2	167,346.0	-	473,462.7
Customers' liability under acceptances	-	585.2	-	-	-	585.2
Deposits	296,888.4	317,800.0	23,441.0	12,503.7	-	650,633.1
Interbank and money market items (liabilities)	3,083.5	1,753.6	514.0	-	-	5,351.1
Borrowings	-	-	-	28,612.4	19,967.1	48,579.5
Bank's liability under acceptances	-	585.2	-	-	-	585.2

(Million Baht)

	Consolidated					
	December 31, 2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.5	12,142.5
Interbank and money market items (assets)	4,714.8	159,389.1	221.1	412.6	383.3	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	11,764.5	18,989.8	5,974.1	82,183.0	8,922.7	127,834.1
Loans	192,501.6	101,196.2	9,074.9	173,714.1	-	476,486.8
Customers' liability under acceptances	-	611.5	-	-	-	611.5
Deposits	263,897.1	362,772.4	31,317.4	6,544.8	-	664,531.7
Interbank and money market items (liabilities)	2,591.7	5,117.6	6,113.3	-	-	13,822.6
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

(Million Baht)

	The Bank September 30, 2002					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	10,363.1	10,363.1
Interbank and money market items (assets)	9,205.9	106,962.5	13,400.6	86.8	168.8	129,824.6
Securities purchased under resale agreements	-	10,794.0	-	-	-	10,794.0
Investments	105.5	24,708.4	11,877.8	90,889.9	14,725.3	142,306.9
Loans	166,235.9	140,144.1	3,812.1	153,534.9	-	463,727.0
Customers' liability under acceptances	-	585.2	-	-	-	585.2
Deposits	297,243.1	317,800.0	23,441.0	12,503.7	-	650,987.8
Interbank and money market items (liabilities)	3,083.5	1,753.6	514.0	-	-	5,351.1
Borrowings	-	-	-	28,612.4	19,967.1	48,579.5
Bank's liability under acceptances	-	585.2	-	-	-	585.2

(Million Baht)

	The Bank					
	December 31, 2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.4	12,142.4
Interbank and money market items (assets)	4,600.5	158,994.3	221.1	412.6	383.3	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	655.2	18,783.6	5,555.1	75,421.2	15,371.4	115,786.5
Loans	161,795.2	135,036.2	7,895.1	161,413.5	-	466,140.0
Customers' liability under acceptances	-	611.5	-	-	-	611.5
Deposits	264,210.9	362,772.4	31,317.4	6,544.8	-	664,845.5
Interbank and money market items (liabilities)	2,600.4	5,117.6	6,113.3	-	-	13,831.3
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from selling their financial assets or the estimated cost of redeeming their financial liabilities. Fair values are based on market value or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities as at September 30, 2002 and December 31, 2001.

(Million Baht)

	Consolidated			
	September 30, 2002		December 31, 2001	
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial Assets				
Cash	10,363.1	10,363.1	12,142.5	12,142.5
Interbank and money market items - net	129,905.6	129,905.6	165,104.9	165,104.9
Securities purchased under resale agreements	10,794.0	10,794.0	3,700.0	3,700.0
Investments - net	148,206.6	149,276.3	123,100.7	124,299.1
Loans and accrued interest receivables - net	422,398.5	422,398.5	425,452.3	425,452.3
Customers' liability under acceptances	585.2	585.2	611.5	611.5
Financial Liabilities				
Deposits	650,633.1	650,633.1	664,531.7	664,531.7
Interbank and money market items	5,351.1	5,351.1	13,822.6	13,822.6
Liabilities payable on demand	2,390.6	2,390.6	3,455.5	3,455.5
Borrowings	48,579.5	49,567.6	48,747.6	48,391.0
Bank's liability under acceptances	585.2	585.2	611.5	611.5
Accrued interest payable	4,015.3	4,015.3	3,685.2	3,685.2

(Million Baht)

	The Bank			
	September 30, 2002		December 31, 2001	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	10,363.1	10,363.1	12,142.4	12,142.4
Interbank and money market items – net	129,810.0	129,810.0	164,595.8	164,595.8
Securities purchased under resale agreements	10,794.0	10,794.0	3,700.0	3,700.0
Investments – net	141,363.6	142,429.2	113,465.3	114,663.6
Loans and accrued interest receivables - net	433,860.0	433,860.0	439,542.6	439,542.6
Customers' liability under acceptances	585.2	585.2	611.5	611.5
Financial Liabilities				
Deposits	650,987.8	650,987.8	664,845.5	664,845.5
Interbank and money market items	5,351.1	5,351.1	13,831.3	13,831.3
Liabilities payable on demand	2,390.6	2,390.6	3,455.5	3,455.5
Borrowings	48,579.5	49,567.6	48,747.6	48,391.0
Bank's liability under acceptances	585.2	585.2	611.5	611.5
Accrued interest payable	4,015.3	4,015.3	3,685.2	3,685.2

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, bank's liability under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments are stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, and since most loans are floating rate ones.

The carrying values of deposits are usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield of borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross-Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for that customer to hedge financial risk. The Bank uses appropriate hedging tools to gain on price differences or net market price changes.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions for hedging the customer's exposure is comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counter parties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to gain on price movements in the short-term market.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross-Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

Derivatives are as follows:

(Million Baht)

	Consolidated and The Bank			
	September 30, 2002			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	231,127.1	266.2	231,393.3	(4,036.5)
Cross Currency Swaps	-	620.8	620.8	(0.3)
Interest Rate Swaps	13,286.6	2,861.1	16,147.7	10.0
Total	244,413.7	3,748.1	248,161.8	(4,026.8)

(Million Baht)

	Consolidated and The Bank			
	December 31, 2001			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	222,823.5	306.8	223,130.3	708.5
Cross Currency Swaps	4,828.1	1,763.1	6,591.2	977.0
Interest Rate Swaps	794.3	2,084.0	2,878.3	26.9
Total	228,445.9	4,153.9	232,599.8	1,712.4

4.18 Reclassification of Accounts

Certain accounts in the financial statements for the three-month and the nine-month periods ended September 30, 2001 have been reclassified to conform with the presentation in the financial statements for the three-month and the nine-month periods ended September 30, 2002.